SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

August 16, 2012

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period May 7, 2012 to August 16, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	August 16, 2012

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2012 – 18AWC

Alumina Limited note the announcement made by Alcoa of Australia today in relation to the Point Henry aluminium smelter.

Alumina Limited CEO, John Bevan, commented, “The review thoroughly considered all aspects of the smelter’s performance and outlook and the decision to continue production is the best economic outcome”.

For investor enquiries:	For media enquiries:
Ben Pitt Investor Relations Manager Phone: +61 3 8699 2609 ben.pitt@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 419 114 057

John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011.

/s/ Stephen Foster
Stephen Foster Company Secretary

29 June 2012

•	29 June 2012

Alcoa announces result of Point Henry smelter review

Alcoa announced today that it expects to operate the Point Henry aluminium smelter until at least mid 2014. The future of the smelter in Geelong, Victoria, has been under review since February because of continuing difficult economic conditions for the aluminium smelting industry in Australia.

“When the review was announced, the Point Henry smelter was facing substantial losses,” said Alan Cransberg, Alcoa of Australia Managing Director.

“Since then global market conditions, such as exchange rates and the aluminium price, have made the situation worse.

“However thanks to the efforts of our workforce, and the support we have received from both the Australian and Victorian governments, unions, contractors and suppliers, we believe we can minimise those losses.”

Mr Cransberg said the resilience and commitment shown by everyone at Point Henry over the last five months has been outstanding.

“It’s been a difficult and uncertain time for our people and they have not only ensured that the smelter has run smoothly, they have done it safely and with a resolve that make us all proud.

“We set a challenge of finding significant savings. We now need to implement the opportunities identified along with some structural changes that will result in workforce reductions of about 10 percent – wherever possible these reductions will be voluntary.

“These savings and the government assistance are essential in the face of continuing tough economic conditions. The low metal price and high Australian dollar will continue to be a significant challenge for us, but we can now focus on finding more savings and continue investing in repairs and maintenance so the smelter remains a safe and efficient workplace.

“The way things are right now, two years is a long time in our industry. No one can predict exactly what’s going to happen with the global economy or where exchange rates and the price of aluminium will move,” he said.

Alcoa remains confident of continuing strong demand for aluminium in the long term.

Mr Cransberg said the announcement is a positive outcome for employees, their families and the local community. The Point Henry operations put over $300 million a year into the Australian economy, including over $100 million into Geelong and surrounding areas through wages, salaries and the purchase of goods and services.

- ENDS -

Media contact:

•	Nichola Holgate 0409 036 948 nichola.holgate@alcoa.com.au

•	See www.alcoa.com.au for all news releases

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2012 – 19AWC

We note Alcoa’s quarterly earnings release and attach it for reference.

We have also attached relevant market data to assist readers in understanding the market, operational, and commercial matters of the AWAC Joint Venture.

Alumina Limited CEO, John Bevan, commented, “Despite the difficult market conditions, AWAC continued to generate positive cash flows during the second quarter. The refineries have benefited from the progressive shift toward the higher margin alumina sales that are based on spot prices and the effective management of controllable costs of production. In addition, the government assistance and planned structural changes for the Point Henry smelter are expected to alleviate some of the challenges facing the Victorian operations”.

AWAC’s production of alumina for the second quarter was 3.8 million tonnes.

Alcoa’s quarterly release provides further information relating to settlement negotiations for the Alba civil proceedings of which one of the AWAC entities is a co-defendant. Alcoa has included in its result a pre-tax charge of US$45 million to Alcoa World Alumina LLC. Alumina Limited is evaluating the basis for this charge and its attribution to Alcoa World Alumina LLC and is currently engaged in discussions with Alcoa on this matter.

Alumina Limited received fully franked dividends of US$40 million from AWAC for the quarter. Total dividends and distributions received for the first half are $70 million.

For investor enquiries:	For media enquiries:
Ben Pitt Investor Relations Manager Phone: +61 3 8699 2609 ben.pitt@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433

John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011.

/s/ Stephen Foster	Alumina Limited ABN 85 004 820 419
Stephen Foster
Company Secretary

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

10 July 2012

July 9, 2012

Alcoa Reports $0.00 Per Share From Continuing Operations; Income Of $0.06 Per Share Excluding Special Items

Strong Revenue, Positive Free Cash Flow, Despite Lower Aluminum Prices

2Q 2012 Highlights

•	Earnings per share of $0.00 based on a $2 million loss from continuing operations; excluding special items, income from continuing operations of $61 million, or $0.06 per share

•	Revenue of $6.0 billion, steady sequentially despite decline in realized aluminum prices

•	Record quarterly results in Engineered Products and Solutions; record first half results in Global Rolled Products, Engineered Products and Solutions

•	Cash from operations of $537 million

•	Positive free cash flow of $246 million

•	Days working capital a record low for second quarter

•	Strong liquidity with cash on hand of $1.7 billion

•	Company reaffirms global aluminum demand growth projection of 7 percent and a global aluminum supply deficit in 2012

NEW YORK – (BUSINESS WIRE) – Alcoa (NYSE:AA) today reported $0.00 earnings per share, based on a loss from continuing operations of $2 million, which includes special items of $63 million. Excluding the impact of special items, income from continuing operations was $61 million, or $0.06 per share.

The company reported strong revenue of $6.0 billion, solid free cash flow and lower debt despite a 4 percent decline in realized aluminum prices sequentially and 18 percent year-on-year.

“Alcoa maintained revenue strength and solid liquidity by driving high profitability in our mid and downstream businesses and by reducing costs and improving performance in our upstream businesses,” said Klaus Kleinfeld, Chairman and CEO.

“Although aluminum prices are down, the fundamentals of the aluminum market remain sound with strong demand and tight supply, and Alcoa is successfully capitalizing on accelerating demand in high-growth end markets such as aerospace and automotive.”

Second quarter 2012 net loss of $2 million, or $0.00 per share, compared to net income of $94 million, or $0.09 per share, in first quarter 2012 and net income of $322 million, or $0.28 per share, in second quarter 2011. Adjusted EBITDA for the second quarter was $517 million, down 17 percent from first quarter 2012, and 50 percent from second quarter 2011.

Special items in second quarter 2012 included reserves for environmental remediation, uninsured losses related to the Massena fire, a net discrete tax charge, and restructuring and other charges. In addition, during the quarter, Alcoa proposed to settle the Alba civil suit by offering Alba a cash payment of $45 million. Alcoa has also offered Alba a long-term alumina supply contract. Based on the cash offer, Alcoa recorded a $45 million charge. Alcoa currently estimates an additional possible charge of up to $75 million to settle the suit. In addition, Alcoa has been in dialogue with the Department of Justice and the Securities and Exchange Commission regarding their investigations. If a settlement of the government’s investigations can be reached, it is probable that the amount would be material in a particular period to Alcoa’s results of operations.

Second quarter 2012 revenue was $6.0 billion, steady sequentially and down 9 percent compared with second quarter 2011, primarily due to an 18 and 17 percent year-on-year decline in the realized metal price and realized alumina price, respectively.

Alcoa recorded revenue growth in the second quarter across global end markets, including packaging (5 percent), aerospace (4 percent), and commercial transportation (3 percent), compared to first quarter 2012.

Alcoa continues to project a global aluminum supply deficit in 2012 and reaffirmed its forecast that global aluminum demand would grow 7 percent in 2012, on top of the 10 percent growth seen in 2011.

Strength in the midstream and downstream businesses continued to mitigate volatility in the upstream businesses. Engineered Products and Solutions once again turned in record results, with second quarter adjusted EBITDA margin at 19.4 percent, the highest to date. Despite continued European weakness, Global Rolled Products achieved record first half adjusted EBITDA per metric ton of $409, 74 percent higher than the 10-year average, and record first half ATOI of $191 million.

For the first half of 2012, revenues were $12.0 billion, down 5 percent over the first half of 2011. Income from continuing operations in the first half of 2012 was $92 million, or $0.08 per share, compared to $635 million, or $0.56 per share, in the first half of 2011. Net income in the first half of 2012 was $92 million, or $0.08 per share, compared with net income in the first half of 2011 of $630 million, or $0.55 per share.

Alcoa continues to deliver on its Cash Sustainability Program in 2012, maintaining a stable balance sheet in a volatile economic environment. The Company generated free cash flow in the quarter of $246 million, an improvement of $752 million sequentially. Following the record low in days working capital achieved for first quarter 2012, Alcoa also achieved a record low in working capital for the second quarter at 33 days, five days lower than the previous second quarter record set in 2011. The quarterly trend in reduction of days working capital has been ongoing since first quarter 2009.

The Company continued strong productivity growth across all businesses this quarter, driven by higher utilization rates, process innovations, lower scrap rates, and usage reductions.

Debt-to-capital ratio stood at 36.1 percent, while liquidity remained strong with cash on hand of $1.7 billion. Capital spending was $291 million in the quarter, compared to $270 million in first quarter 2012. Expenditures on the Saudi Arabia joint venture project were also on track at $55 million.

Alcoa remains on track to meet its 2012 pension obligations, with year-to-date cash contributions of $352 million representing more than 50 percent of total 2012 estimated payments.

Alcoa is executing on its previously announced curtailments in the upstream business, improving competitiveness and driving toward the Company’s stated goal of moving down the cost curve 10 percentage points in smelting and 7 percentage points in refining by 2015. In second quarter 2012, 390,000 metric tons of Alcoa’s system refining capacity was taken offline. Previously announced smelter curtailments are on track and expected to be complete by the end of the year.

Segment Information

Alumina

After-tax operating income (ATOI) was $23 million, down $12 million from first quarter 2012 and $163 million versus second quarter 2011. Adjusted EBITDA was $127 million, down from $147 million in first quarter 2012. Sequentially, continued productivity gains and favorable currency offset the impact of lower volumes due to curtailments, and higher costs from raw materials, fuel oil, and planned maintenance.

Primary Metals

ATOI in the second quarter was a negative $3 million, a $13 million decrease sequentially and a $204 million decrease from the year-ago quarter. Adjusted EBITDA decreased to $119 million from $134 million in the previous quarter. Third-party realized prices during the second quarter were down 4 percent sequentially and 18 percent year-over-year. Sequentially, regional premiums and continued strength in our value-added sales helped offset the decrease in aluminum prices this quarter. Strong performance improvements delivered sequential productivity gains, in addition to reductions in raw materials and energy costs.

Global Rolled Products

ATOI for the second quarter was $95 million, down 1 percent sequentially and 4 percent compared with second quarter 2011. Sequentially, higher volumes and productivity gains offset less favorable price/mix and increased costs. Third party shipments were up 7 per cent over first quarter 2012, with adjusted EBITDA per metric ton of $390. Days working capital was a record for the second quarter at 40.3 days, down 6 days year-over-year.

Engineered Products and Solutions

ATOI in the second quarter was $160 million, up $5 million, or 3 percent, sequentially from first quarter 2012 and up $11 million, or 7 percent, from the year-ago quarter despite the negative impact of the Massena fire. Adjusted EBITDA of $276 million increased $9 million sequentially and $15 million year-on-year. The sequential increase in ATOI was driven by continued productivity improvements and improved volume, partially offset by higher costs and the unfavorable impact from Massena. Despite the Massena impact, adjusted EBITDA margin was still a quarterly record at 19.4 percent.

Alcoa will hold its quarterly conference call at 5:00 PM Eastern Time on July 9, 2012 to present quarterly results. The meeting will be webcast via alcoa.com. Call information and related details are available at www.alcoa.com under “Invest.”

About Alcoa

Alcoa is the world’s leading producer of primary aluminum and fabricated aluminum, as well as the world’s largest miner of bauxite and refiner of alumina. In addition to inventing the modern-day aluminum industry, Alcoa innovation has been behind major milestones in the aerospace, automotive, packaging, building and construction, commercial transportation, consumer electronics, and industrial markets over the past 120 years. Among the solutions Alcoa markets are flat-rolled products, hard alloy extrusions, and forgings, as well as Alcoa® wheels, fastening systems, precision and investment castings, and building systems in addition to its expertise in other light metals such as titanium and nickel-based superalloys. Sustainability is an integral part of Alcoa’s operating practices and the product design and engineering it provides to customers. Alcoa has been a member of the Dow Jones Sustainability Index for 10 consecutive years and approximately 75 percent of all of the aluminum ever produced since 1888 is still in active use today. Alcoa employs approximately 61,000 people in 31 countries across the world. More information can be found at www.alcoa.com.

Forward-Looking Statements

This release contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “estimates,” “expects,” “forecasts,” “outlook,” “plans,” “predicts,” “projects,” “should,” “targets,” “will,” or other words of similar meaning. All statements that reflect Alcoa’s expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements, including, without limitation, forecasts concerning global demand for aluminum, end market conditions, growth opportunities for aluminum in automotive, aerospace and other applications, or other trend projections, targeted financial results or operating performance, and statements about Alcoa’s strategies, objectives, goals, targets, outlook, and business and financial prospects. Forward-looking statements are subject to a number of known and unknown risks, uncertainties, and other factors and are not guarantees of future performance. Important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements include: (a) material adverse changes in aluminum industry conditions, including global supply and demand conditions and fluctuations in London Metal Exchange-based prices for primary aluminum, alumina, and other products, and fluctuations in indexed-based and spot prices for alumina; (b) deterioration in global economic and financial market conditions generally; (c) unfavorable changes in the markets served by Alcoa, including automotive and commercial transportation, aerospace, building and construction, packaging, consumer electronics, and industrial gas turbine; (d) the impact of changes in foreign currency exchange rates on costs and results, particularly the Australian dollar, Brazilian real, Canadian dollar, euro, and Norwegian kroner; (e) increases in energy costs, including electricity, natural gas, and fuel oil, or the unavailability or interruption of energy supplies; (f) increases in the costs of other raw materials, including aluminum fluoride, caustic soda or carbon products; (g) Alcoa’s inability to achieve the level of revenue growth, cash generation, cost savings, improvement in profitability and margins, fiscal discipline, or strengthening of competitiveness and operations (including moving its refining and smelting businesses down on the industry cost curves and increasing revenues in its Global Rolled Products and Engineered Products and Solutions segments), anticipated from its restructuring programs, productivity improvement, cash sustainability, and other initiatives; (h) Alcoa’s inability to realize expected benefits from newly constructed, expanded or acquired facilities or from international joint ventures as planned and by targeted completion dates, including the joint venture in Saudi Arabia or the upstream operations and investments in hydropower projects in Brazil; (i) political, economic, and regulatory risks in the countries in which Alcoa operates or sells products, including unfavorable changes in laws and governmental policies, civil unrest, and other events beyond Alcoa’s control; (j) the outcome of contingencies, including legal proceedings, government investigations, and environmental remediation; (k) the business or financial condition of key customers, suppliers, and business partners; (l) changes in tax rates or benefits; (m) adverse changes in discount rates or investment returns on pension assets; and (n) the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2011, Form 10-Q for the quarter ended March 31, 2012, and other reports filed with the Securities and Exchange Commission. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law.

Alcoa and subsidiaries

Statement of Consolidated Operations (unaudited)

(in millions, except per-share, share, and metric ton amounts)

	Quarter ended
	June 30,	March 31,	June 30,
	2011	2012	2012
Sales	$6,585	$6,006	$5,963
Cost of goods sold (exclusive of expenses below)	5,247	5,098	5,154
Selling, general administrative, and other expenses	253	241	245
Research and development expenses	46	43	47
Provision for depreciation, depletion, and amortization	375	369	363
Restructuring and other charges	34	10	15
Interest expense	163	123	123
Other (income) expenses, net	(50)	(16)	22

Total costs and expenses	6,068	5,868	5,969
Income (loss) from continuing operations before income taxes	517	138	(6)
Provision for income taxes	136	39	13

Income (loss) from continuing operations	381	99	(19)
Loss from discontinued operations	(4)	—	—

Net income (loss)	377	99	(19)
Less: Net income (loss) attributable to noncontrolling interests	55	5	(17)

NET INCOME (LOSS) ATTRIBUTABLE TO ALCOA	$322	$94	$(2)
AMOUNTS ATTRIBUTABLE TO ALCOA COMMON SHAREHOLDERS:
Income (loss) from continuing operations	$326	$94	$(2)
Loss from discontinued operations	(4)	—	—

Net income (loss)	$322	$94	$(2)

EARNINGS PER SHARE ATTRIBUTABLE TO ALCOA COMMON SHAREHOLDERS:
Basic:
Income (loss) from continuing operations	$0.31	$0.09	—
Loss from discontinued operations	(0.01)	—	—

Net income (loss)	$0.30	$0.09	—

Diluted:
Income (loss) from continuing operations	$0.28	$0.09	—
Loss from discontinued operations	—	—	—

Net income (loss)	$0.28	$0.09	—

Average number of shares used to compute:
Basic earnings per common share	1,063,850,843	1,065,810,615	1,066,763,022
Diluted earnings per common share	1,165,059,389	1,164,213,063	1,066,763,022
Shipments of aluminum products (metric tons)	1,268,000	1,295,000	1,305,000

Alcoa and subsidiaries

Statement of Consolidated Operations (unaudited), continued

(in millions, except per-share, share, and metric ton amounts)

	Six months ended
	June 30,
	2011	2012
Sales	$12,543	$11,969
Cost of goods sold (exclusive of expenses below)	9,962	10,252
Selling, general administrative, and other expenses	498	486
Research and development expenses	89	90
Provision for depreciation, depletion, and amortization	736	732
Restructuring and other charges	40	25
Interest expense	274	246
Other (income) expenses, net	(78)	6

Total costs and expenses	11,521	11,837
Income from continuing operations before income taxes	1,022	132
Provision for income taxes	274	52

Income from continuing operations	748	80
Loss from discontinued operations	(5)	—

Net income	743	80
Less: Net income (loss) attributable to noncontrolling interests	113	(12)

NET INCOME ATTRIBUTABLE TO ALCOA	$630	$92
AMOUNTS ATTRIBUTABLE TO ALCOA COMMON SHAREHOLDERS:
Income from continuing operations	$635	$92
Loss from discontinued operations	(5)	—

Net income	$630	$92

EARNINGS PER SHARE ATTRIBUTABLE TO ALCOA COMMON SHAREHOLDERS:
Basic:
Income from continuing operations	$0.60	$0.09
Loss from discontinued operations	(0.01)	—

Net income	$0.59	$0.09

Diluted:
Income from continuing operations	$0.56	$0.08
Loss from discontinued operations	(0.01)	—

Net income	$0.55	$0.08

Average number of shares used to compute:
Basic earnings per common share	1,057,837,076	1,066,242,896
Diluted earnings per common share	1,158,709,043	1,075,454,724
Common stock outstanding at the end of the period	1,064,103,706	1,066,881,927
Shipments of aluminum products (metric tons)	2,480,000	2,600,000

Alcoa and subsidiaries

Consolidated Balance Sheet (unaudited)

(in millions)

	December 31, 2011 (a)	June 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	$1,939	$1,712
Receivables from customers, less allowances of $46 in 2011 and $42 in 2012	1,571	1,575
Other receivables	371	481
Inventories	2,899	3,051
Prepaid expenses and other current assets	933	948

Total current assets	7,713	7,767

Properties, plants, and equipment	37,608	37,219
Less: accumulated depreciation, depletion, and amortization	18,326	18,483

Properties, plants, and equipment, net	19,282	18,736

Goodwill	5,157	5,141
Investments	1,626	1,775
Deferred income taxes	3,546	3,443
Other noncurrent assets	2,796	2,636

Total assets	$40,120	$39,498

LIABILITIES
Current liabilities:
Short-term borrowings	$62	$559
Commercial paper	224	318
Accounts payable, trade	2,692	2,633
Accrued compensation and retirement costs	985	942
Taxes, including income taxes	438	406
Other current liabilities	1,167	1,175
Long-term debt due within one year	445	118

Total current liabilities	6,013	6,151

Long-term debt, less amount due within one year	8,640	8,547
Accrued pension benefits	3,261	2,899
Accrued other postretirement benefits	2,583	2,536
Other noncurrent liabilities and deferred credits	2,428	2,451

Total liabilities	22,925	22,584

EQUITY
Alcoa shareholders’ equity:
Preferred stock	55	55
Common stock	1,178	1,178
Additional capital	7,561	7,538
Retained earnings	11,629	11,655
Treasury stock, at cost	(3,952)	(3,890)
Accumulated other comprehensive loss	(2,627)	(2,878)

Total Alcoa shareholders’ equity	13,844	13,658

Noncontrolling interests	3,351	3,256

Total equity	17,195	16,914

Total liabilities and equity	$40,120	$39,498

(a)	In June 2012, Alcoa reached an agreement to sell its Tapoco Hydroelectric Project. As a result, the Consolidated Balance Sheet as of December 31, 2011 was revised to reflect the movement of the Tapoco Hydroelectric Project’s assets to held for sale classification in the second quarter of 2012. Assets held for sale are included in the Other noncurrent assets line item.

Alcoa and subsidiaries

Statement of Consolidated Cash Flows (unaudited)

(in millions)

	Six months ended June 30,
	2011 (b)	2012
CASH FROM OPERATIONS
Net income	$743	$80
Adjustments to reconcile net income to cash from operations:
Depreciation, depletion, and amortization	736	733
Deferred income taxes	(42)	(103)
Equity income, net of dividends	(27)	(9)
Restructuring and other charges	40	25
Net loss from investing activities – asset sales	1	1
Loss from discontinued operations	5	—
Stock-based compensation	45	39
Excess tax benefits from stock-based payment arrangements	(6)	(1)
Other	5	83
Changes in assets and liabilities, excluding effects of acquisitions, divestitures, and foreign currency translation adjustments:
(Increase) in receivables	(438)	(215)
(Increase) in inventories	(522)	(188)
(Increase) decrease in prepaid expenses and other current assets	(22)	13
Increase (decrease) in accounts payable, trade	196	(33)
(Decrease) in accrued expenses	(146)	(75)
Increase (decrease) in taxes, including income taxes	78	(9)
Pension contributions	(103)	(352)
(Increase) decrease in noncurrent assets	(104)	74
Increase in noncurrent liabilities	129	242
(Increase) in net assets held for sale	—	(2)

CASH PROVIDED FROM CONTINUING OPERATIONS	568	303
CASH USED FOR DISCONTINUED OPERATIONS	(6)	(2)

CASH PROVIDED FROM OPERATIONS	562	301

FINANCING ACTIVITIES
Net change in short-term borrowings (original maturities of three months or less)	(28)	44
Net change in commercial paper	—	94
Additions to debt (original maturities greater than three months)	1,254	735
Debt issuance costs	(7)	(3)
Payments on debt (original maturities greater than three months)	(1,095)	(659)
Proceeds from exercise of employee stock options	34	10
Excess tax benefits from stock-based payment arrangements	6	1
Dividends paid to shareholders	(65)	(66)
Distributions to noncontrolling interests	(187)	(70)
Contributions from noncontrolling interests	128	110

CASH PROVIDED FROM FINANCING ACTIVITIES	40	196

INVESTING ACTIVITIES
Capital expenditures	(476)	(561)
Acquisitions, net of cash acquired	(240)	—
Proceeds from the sale of assets and businesses	1	13
Additions to investments	(199)	(187)
Sales of investments	5	11
Other	7	20

CASH USED FOR INVESTING ACTIVITIES	(902)	(704)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	17	(20)

Net change in cash and cash equivalents	(283)	(227)
Cash and cash equivalents at beginning of year	1,543	1,939

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,260	$1,712

(b)	The Statement of Consolidated Cash Flows for the six months ended June 30, 2011 was revised to reflect the movement of the Global Foil business (one remaining plant located in Brazil) from held for sale classification in the fourth quarter of 2011. Management is no longer committed to a plan to sell the location and has refocused their efforts to drive higher profitability and is evaluating expanding the functionality of the plant so that it can manufacture certain products aimed at capturing new growth in Brazil.

Alcoa and subsidiaries

Segment Information (unaudited)

(dollars in millions, except realized prices; production and shipments in thousands of metric tons [kmt])

	1Q11	2Q11	3Q11	4Q11	2011	1Q12	2Q12
Alumina:
Alumina production (kmt)	4,024	4,144	4,140	4,178	16,486	4,153	4,033
Third-party alumina shipments (kmt)	2,206	2,378	2,256	2,378	9,218	2,293	2,194
Third-party sales	$810	$926	$879	$847	$3,462	$775	$750
Intersegment sales	$633	$723	$751	$620	$2,727	$617	$576
Equity income (loss)	$3	$22	$2	$(2)	$25	$1	$1
Depreciation, depletion, and amortization	$103	$112	$117	$112	$444	$114	$114
Income taxes	$44	$60	$42	$33	$179	$(1)	$(6)
After-tax operating income (ATOI)	$142	$186	$154	$125	$607	$35	$23
Primary Metals:
Aluminum production (kmt)	904	945	964	962	3,775	951	941
Third-party aluminum shipments (kmt)	698	724	754	805	2,981	771	749
Alcoa’s average realized price per metric ton of aluminum	$2,682	$2,830	$2,689	$2,374	$2,636	$2,433	$2,329
Third-party sales	$1,980	$2,145	$2,124	$1,991	$8,240	$1,944	$1,804
Intersegment sales	$839	$922	$798	$633	$3,192	$761	$782
Equity income (loss)	$1	$(1)	$(4)	$(3)	$(7)	$(2)	$(9)
Depreciation, depletion, and amortization	$141	$142	$137	$136	$556	$135	$133
Income taxes	$53	$55	$21	$(37)	$92	$(13)	$(19)
ATOI	$202	$201	$110	$(32)	$481	$10	$(3)
Global Rolled Products:
Third-party aluminum shipments (kmt)	446	473	454	407	1,780	452	484
Third-party sales	$1,892	$2,085	$1,974	$1,691	$7,642	$1,845	$1,913
Intersegment sales	$69	$62	$48	$39	$218	$44	$44
Equity loss	$—	$—	$—	$(3)	$(3)	$(1)	$(2)
Depreciation, depletion, and amortization	$58	$60	$61	$58	$237	$57	$57
Income taxes	$33	$35	$26	$10	$104	$49	$43
ATOI	$81	$99	$60	$26	$266	$96	$95
Engineered Products and Solutions:
Third-party aluminum shipments (kmt)	55	57	56	53	221	58	59
Third-party sales	$1,247	$1,370	$1,373	$1,355	$5,345	$1,390	$1,420
Equity income	$1	$—	$—	$—	$1	$—	$—
Depreciation, depletion, and amortization	$38	$41	$40	$39	$158	$40	$39
Income taxes	$62	$72	$67	$59	$260	$72	$77
ATOI	$130	$149	$138	$122	$539	$155	$160
Reconciliation of ATOI to consolidated net income (loss) attributable to Alcoa:
Total segment ATOI	$555	$635	$462	$241	$1,893	$296	$275
Unallocated amounts (net of tax):
Impact of LIFO	(24)	(27)	2	11	(38)	—	19
Interest expense	(72)	(106)	(81)	(81)	(340)	(80)	(80)
Noncontrolling interests	(58)	(55)	(53)	(28)	(194)	(5)	17
Corporate expense	(67)	(76)	(76)	(71)	(290)	(64)	(69)
Restructuring and other charges	(6)	(22)	(7)	(161)	(196)	(7)	(10)
Discontinued operations	(1)	(4)	—	2	(3)	—	—
Other	(19)	(23)	(75)	(104)	(221)	(46)	(154)
Consolidated net income (loss) attributable to Alcoa	$308	$322	$172	$(191)	$611	$94	$(2)

The difference between certain segment totals and consolidated amounts is in Corporate.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited)

(dollars in millions)

Adjusted EBITDA Margin	Quarter ended
	June 30, 2011	March 31, 2012	June 30, 2012
Net income attributable to Alcoa	$322	$94	$(2)
Add:
Net income (loss) attributable to noncontrolling interests	55	5	(17)
Loss from discontinued operations	4	—	—
Provision for income taxes	136	39	13
Other (income) expenses, net	(50)	(16)	22
Interest expense	163	123	123
Restructuring and other charges	34	10	15
Provision for depreciation, depletion, and amortization	375	369	363

Adjusted EBITDA	$1,039	$624	$517

Sales	$6,585	$6,006	$5,963
Adjusted EBITDA Margin	15.8%	10.4%	8.7%

Alcoa’s definition of Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) is net margin plus an add-back for depreciation, depletion, and amortization. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. Adjusted EBITDA is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because Adjusted EBITDA provides additional information with respect to Alcoa’s operating performance and the Company’s ability to meet its financial obligations. The Adjusted EBITDA presented may not be comparable to similarly titled measures of other companies.

Free Cash Flow	Quarter ended
	June 30, 2011	March 31, 2012	June 30, 2012
Cash from operations	$798	$(236)	$537
Capital expenditures	(272)	(270)	(291)

Free cash flow	$526	$(506)	$246

Free Cash Flow is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because management reviews cash flows generated from operations after taking into consideration capital expenditures due to the fact that these expenditures are considered necessary to maintain and expand Alcoa’s asset base and are expected to generate future cash flows from operations. It is important to note that Free Cash Flow does not represent the residual cash flow available for discretionary expenditures since other non-discretionary expenditures, such as mandatory debt service requirements, are not deducted from the measure.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions, except per-share amounts)

Adjusted Income	Quarter ended June 30, 2012
	(Loss) Income	Diluted EPS
Net loss attributable to Alcoa	$(2)	$—
Loss from discontinued operations	—
Loss from continuing operations attributable to Alcoa	(2)	—
Restructuring and other charges	10
Discrete tax items*	10
Other special items**	43
Income from continuing operations attributable to Alcoa – as adjusted	$61	0.06

Income from continuing operations attributable to Alcoa – as adjusted is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because management reviews the operating results of Alcoa excluding the impacts of restructuring and other charges, discrete tax items, and other special items (collectively, “special items”). There can be no assurances that additional special items will not occur in future periods. To compensate for this limitation, management believes that it is appropriate to consider both Loss from continuing operations attributable to Alcoa determined under GAAP as well as Income from continuing operations attributable to Alcoa – as adjusted.

*	Discrete tax items include a charge for the true-up of a deferred tax liability related to depletable assets in Jamaica ($8) and a net charge for other miscellaneous items ($2).
**	Other special items include a litigation reserve ($18), uninsured losses related to fire damage to the cast house at the Massena, NY location ($12), and a net increase in the environmental reserve related to the Grasse River remediation in Massena, NY and remediation at two former locations, East St. Louis, IL and Sherwin, TX ($13).

Days Working Capital	Quarter ended
	June 30, 2011	March 31, 2012	June 30, 2012
Receivables from customers, less allowances	$2,114	$1,526	$1,575
Add: Deferred purchase price receivable*	—	254	141
Receivables from customers, less allowances, as adjusted	2,114	1,780	1,716
Add: Inventories	3,227	3,097	3,051
Less: Accounts payable, trade	2,614	2,734	2,633
Working Capital	$2,727	$2,143	$2,134
Sales	$6,585	$6,006	$5,963
Days Working Capital	38	32	33

Days Working Capital = Working Capital divided by (Sales/number of days in the quarter).

*	The deferred purchase price receivable relates to an arrangement to sell certain customer receivables to a financial institution on a recurring basis. Alcoa is adding back this receivable for the purposes of the Days Working Capital calculation.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions, except per metric ton amounts)

Segment Measures	Alumina		Primary Metals		Global Rolled Products			Engineered Products and Solutions
Adjusted EBITDA	Quarter ended
	March 31, 2012	June 30, 2012	March 31, 2012	June 30, 2012	June 30, 2011	March 31, 2012	June 30, 2012	June 30, 2012
After-tax operating income (ATOI)	$35	$23	$10	$(3)	$99	$96	$95	$160
Add:
Depreciation, depletion, and amortization	114	114	135	133	60	57	57	39
Equity (income) loss	(1)	(1)	2	9	—	1	2	—
Income taxes	(1)	(6)	(13)	(19)	35	49	43	77
Other	—	(3)	—	(1)	(1)	—	—	—
Adjusted EBITDA	$147	$127	$134	$119	$193	$203	$197	$276

Production (thousand metric tons) (kmt)	4,153	4,033	951	941

Adjusted EBITDA / Production ($ per metric ton)	$35	$31	$141	$126

Total shipments (thousand metric tons) (kmt)					491	472	505

Adjusted EBITDA/Total shipments ($ per metric ton)					$393	$430	$390

Total sales								$1,420

Adjusted EBITDA Margin								19%

Alcoa’s definition of Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) is net margin plus an add-back for depreciation, depletion, and amortization. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. The Other line in the table above includes gains/losses on asset sales and other nonoperating items. Adjusted EBITDA is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because Adjusted EBITDA provides additional information with respect to Alcoa’s operating performance and the Company’s ability to meet its financial obligations. The Adjusted EBITDA presented may not be comparable to similarly titled measures of other companies.

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2012 – 20AWC

Attached are the following documents in relation to Alumina Limited’s Half Year Results for the six months ended 30 June 2012:

•	Public Announcement

•	June 2012 Half-Yearly ASX Report

•	AWAC File

For investor enquiries:	For media enquiries:
Ben Pitt Investor Relations Manager Phone: +61 3 8699 2609 ben.pitt@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433

John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011.

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
/s/ Stephen Foster	Melbourne Vic 3001
Stephen Foster	Australia
Company Secretary
Level 12 IBM Centre
60 City Road
16 August 2012	Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Resilience through the Cycle

Key Financials

Alumina Limited $US million	1H12	2H11	1H11
Net (Loss)/Profit After Tax	(14.6)	58.9	67.7
Equity share of AWAC retirement benefit obligations	15.7	47.3	14.2
Equity share of AWAC embedded derivatives	(9.3)	(55.9)	(4.2)
Underlying (Loss)/Earnings [1]	(8.2)	50.3	77.7

Dividend to Alumina Limited Shareholders (US cps)	Nil	3 cps	3 cps

AWAC Joint Venture $US million
Revenue	2,936	3,288	3,379
EBITDA [2]	161	463	611
Dividends and Distributions Paid	176	175	425

Highlights

Result impacted by low prices

Underlying loss of $8.2 million and Net Loss After Tax $14.6 million

Revenue impact at AWAC level of $352 million from prior half – weak prices

AWAC productivity gains offset cost pressures

Profits from refineries partly offset by losses from smelters

Operations continue to generate cash

AWAC EBITDA $161 million

Alumina segment EBITDA margin $33/mt

Cash from operations exceeded sustaining capex requirements

More than a third of sales now based on spot/index prices

Balance sheet strengthened and cash conservation measures in place

Net debt $602 million and gearing 18%

Undrawn bank facilities of $315 million

Modest growth capex and equity investments for second half

Conservative cash management – no interim dividend

Short term outlook remains volatile but catalysts for improvement are evident

Aluminium physical demand fundamentals remain solid

Chinese demand for bauxite and alumina imports is growing

Spot/index alumina prices strong relative to LME-linked prices

Alumina Limited CEO, John Bevan, commented, “It was a tough half, but the operations performed strongly.

“The AWAC refining operations continued to generate positive EBITDA margins and AWAC was able to self-fund the sustaining capital requirements of the business. Productivity improvements across the refining portfolio offset the impact of higher input prices and this was a significant achievement for the half.

“The transition to base sales on spot/index alumina prices rather than LME aluminium linked prices has continued with more than a third of shipments for the half based on spot/index prices. With spot/index prices exceeding the traditional levels of the LME-linked contracts, this has continued to deliver real value to AWAC and Alumina Limited shareholders. It is anticipated that 40 per cent of sales will be based on spot/index prices by year end.

“The AWAC joint venture has continued to pay dividends and distributions throughout the recent downturn in market conditions and the $70 million paid to Alumina Limited during the half is in line with the previous half.

“Given the current volatility in external markets, the Company’s cash flows and balance sheet are being conservatively managed and the Board has determined that no interim dividend will be paid.

“AWAC has modest capital requirements for growth capital and equity investment in the second half.

“While the short term outlook remains volatile, we are encouraged by the continued strong physical demand for aluminium and evidence of some positive catalysts for improved alumina pricing are emerging. The AWAC assets remain at a competitive advantage to global peers with a flexible operating capacity and low cash cost profile”.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011.

Investor Contact:	Media Contact:
Chris Thiris	Nerida Mossop
Chief Financial Officer	Hintons
+613 8699 2607	+613 9600 1979
+61 437 361 433
Ben Pitt
Investor Relations Manager
+613 8699 2609

[1]	Underlying earnings exclude the impact of mark to market valuation for embedded derivatives in energy contracts and non-cash adjustments for certain movements in defined benefit pension plans.
[2]	Earnings before interest, tax and depreciation and amortisation

ALUMINA LIMITED

ABN 85 004 820 419

June 2012 Half-Yearly ASX Report	-1-

Alumina Limited - ABN 85 004 820 419

Six Months ended 30 June 2012 (“Current Period”)

Results for Announcement to the Market

		% change	$US million
Net (loss) from ordinary activities after tax attributable to members of Alumina Limited	Down	122%	(14.6)
Net (loss) for the period attributable to members of Alumina Limited (Refer Note below)	Down	122%	(14.6)

Dividends

	Current Period Six months ended 30 June 2012	Previous Corresponding Period Six months ended 30 June 2011
Interim dividend per share	Nil	US	3¢
Franked amount per share	Nil		100%

Note on Underlying Earnings within Net Profit for the Period

Included in the calculation of net (loss)/profit for the period is the Company’s equity share of non-cash entries related to the revaluation, under current market conditions, of AWAC’s future benefits and obligations arising from certain energy purchase contracts and retirement benefit obligations. In order to analyse the Company’s net (loss)/profit it is important to understand those entries and the reasons for them.

Some AWAC long term energy purchase contracts include an aluminium price component in the energy price so that costs are partially linked to the price of aluminium. This results in an embedded derivative, which is revalued at period end. This is a non-cash entry and does not relate to operations during the current reporting period, and accordingly is removed from net (loss)/profit after tax to arrive at underlying earnings.

AWAC has a number of defined benefit schemes. Certain non-cash actuarial adjustments do not relate to operations during the current reporting period, and accordingly are removed from net (loss)/profit after tax to arrive at underlying earnings.

The impact of these items in the Company’s result for the six months to 30 June 2012 has been to decrease net (loss)/profit after tax by net US$6.4 million (1H11: US$10.0 million decrease) as shown in the following table. Net (loss)/profit after tax before these items is referred to in the Directors’ Report as ‘Underlying Earnings’.

	Six months ended 30 June 2012 US$ million	Six months ended 31 Dec 2011 US$ million	Six months ended 30 June 2011 US$ million

Net (loss)/profit for the period, after tax	(14.6)	58.9	67.7
Non-operating non-cash items:
Equity share of AWAC retirement benefit obligations	15.7	47.3	14.2
Equity share of AWAC embedded derivatives	(9.3)	(55.9)	(4.2)

Underlying (loss)/earnings for the period, after tax	(8.2)	50.3	77.7

This half-yearly report is to be read in conjunction with the most recent annual financial report.

Alumina Limited results are presented in US dollars

ALUMINA LIMITED

ABN 85 004 820 419

June 2012 Half-Yearly ASX Report	-2-

Condensed Consolidated Statement of Comprehensive Income

	Six months to 30 June 2012 US$ million	Six months to 31 Dec 2011 US$ million	Six months to 30 June 2011 US$ million

Revenue from continuing operations	0.1	0.1	0.1
General and administrative expenses	(9.1)	(8.9)	(8.4)
Change in fair value of derivatives/foreign exchange gains/(losses)	0.7	1.1	(1.0)
Finance costs	(13.7)	(13.2)	(15.3)
Share of net profit of associates accounted for using the equity method	7.8	79.8	93.3

(Loss)/profit before income tax	(14.2)	58.9	68.7
Income tax expense from continuing operations	(0.4)	—	(1.0)

(Loss)/profit for the half year	(14.6)	58.9	67.7

Other comprehensive (loss)/income
Share of reserve movements accounted for using the equity method	(5.9)	(9.9)	4.9
Foreign exchange translation difference	(115.6)	(352.2)	183.3

Other comprehensive (loss)/income for the half-year, net of tax	(121.5)	(362.1)	188.2

Total comprehensive (loss)/income for the half-year attributable to the owners of Alumina Limited	(136.1)	(303.2)	255.9

Earnings Per Share (EPS)

	Six months ended 30 June 2012	Six months ended 31 Dec 2011	Six months ended 30 June 2011
Basic EPS	Negative US cents 0.6¢	US cents 2.4¢	US cents 2.8¢
Diluted EPS	Negative US cents 0.6¢	US cents 2.4¢	US cents 2.8¢

Alumina Limited results are presented in US dollars

ALUMINA LIMITED

ABN 85 004 820 419

June 2012 Half-Yearly ASX Report	-3-

Condensed Consolidated Statement of Financial Position

	30 June 2012 US$ million	31 December 2011 US$ million	30 June 2011 US$ million
Current Assets
Cash and cash equivalents	38.5	19.0	55.9
Derivative financial instruments	—	—	8.3
Receivables	0.1	0.2	0.1
Other assets	4.6	6.2	8.0

Total current assets	43.2	25.4	72.3

Non-current Assets
Investments accounted for using the equity method	3,250.9	3,324.8	3,636.5
Property, plant and equipment	0.3	0.2	0.2

Total non-current assets	3,251.2	3,325.0	3,636.7

Total assets	3,294.4	3,350.4	3,709.0

Current Liabilities
Payables	2.6	3.1	3.7
Interest bearing liabilities	52.1	52.9	145.3
Derivative financial instruments	4.3	1.3	—
Provisions	0.3	0.2	0.2
Other	0.8	0.7	0.8

Total current liabilities	60.1	58.2	150.0

Non-current Liabilities
Interest bearing liabilities	588.8	437.7	328.3
Provisions	0.5	0.5	0.5

Total non-current liabilities	589.3	438.2	328.8

Total liabilities	649.4	496.4	478.8

Net assets	2,645.0	2,854.0	3,230.2

Equity
Contributed equity	2,154.1	2,154.1	2,154.1
Treasury shares	(1.5)	(1.5)	(1.5)
Reserves:
- Group	(281.6)	(166.3)	185.7
- Associates	(8.4)	(2.5)	7.4
Retained profits:
- Group	903.4	928.5	952.7
- Associates	(121.0)	(58.3)	(68.2)

Total equity	2,645.0	2,854.0	3,230.2

Alumina Limited results are presented in US dollars

ALUMINA LIMITED

ABN 85 004 820 419

June 2012 Half-Yearly ASX Report	-4-

Condensed Consolidated Statement of Changes in Equity

	Contributed Equity [1] US$ million	Reserves US$ million	Retained Profits US$ million	Total US$ million
Balance as at 1 January 2011	2,152.6	6.8	912.1	3,071.5
Profit for the half year	—	—	67.7	67.7

Other comprehensive income for the half-year	—	188.2	—	188.2

Transactions with owners in their capacity as owners:
Dividends declared	—	—	(97.6)	(97.6)
Transfer capital reserve to retained earnings [2]	—	(2.3)	2.3	—
Movement in share based payments reserve	—	0.4	—	0.4

Balance at 30 June 2011	2,152.6	193.1	884.5	3,230.2

Balance as at 1 July 2011	2,152.6	193.1	884.5	3,230.2
Profit for the half year	—	—	58.9	58.9

Other comprehensive loss for the half-year	—	(362.1)	—	(362.1)

Transactions with owners in their capacity as owners:
Dividends declared	—	—	(73.2)	(73.2)
Movement in share based payments reserve	—	0.2	—	0.2

Balance at 31 December 2011	2,152.6	(168.8)	870.2	2,854.0

Balance as at 1 January 2012	2,152.6	(168.8)	870.2	2,854.0
Loss for the half year	—	—	(14.6)	(14.6)

Other comprehensive loss for the half-year	—	(121.5)	—	(121.5)

Transactions with owners in their capacity as owners:
Dividends declared	—	—	(73.2)	(73.2)
Movement in share based payments reserve	—	0.3	—	0.3

Balance at 30 June 2012	2,152.6	(290.0)	782.4	2,645.0

[1]	Treasury shares have been deducted from contributed equity.
[2]	Westminer International (U.K.) Limited, a wholly owned subsidiary of the group, was dissolved on the 10 May 2011.

Alumina Limited results are presented in US dollars

ALUMINA LIMITED

ABN 85 004 820 419

June 2012 Half-Yearly ASX Report	-5-

Condensed Consolidated Statement of Cash Flows

	Six months to 30 June 2012 US$ million	Six months to 31 Dec 2011 US$ million	Six months to 30 June 2011 US$ million
Cash Flows Related to Operating Activities
Payments to suppliers and employees (inclusive of goods and service tax)	(7.3)	(9.4)	(8.2)
GST refund received	0.4	0.4	0.4
Dividends received from associates	66.0	66.3	165.9
Distributions received from associates	4.4	3.6	4.1
Interest received	0.1	0.1	0.1
Interest and finance fees paid	(12.6)	(11.8)	(15.0)
Other	(0.2)	(0.2)	(0.2)

Net cash inflow from operating activities	50.8	49.0	147.1

Cash Flows Related to Investing Activities
Payments for investment in associates	(110.1)	(39.9)	(126.7)
Proceeds from return of invested capital	—	—	17.3

Net cash outflow from investing activities	(110.1)	(39.9)	(109.4)

Cash Flows Related to Financing Activities
Repurchase of convertible bond	—	—	(167.6)
Proceeds from borrowings	180.0	90.0	195.0
Repayment of borrowings	(26.5)	(62.0)	(24.0)
Dividends paid	(73.2)	(73.2)	(97.4)

Net cash outflow from financing activities	80.3	(45.2)	(94.0)

Net Increase/(Decrease) in Cash and cash equivalents	21.0	(36.1)	(56.3)
Cash and cash equivalents at the beginning of the reporting period	19.0	55.9	112.1
Effects of exchange rate changes on cash and cash equivalents	(1.5)	(0.8)	0.1

Cash and cash equivalents at the end of the reporting period	38.5	19.0	55.9

Reconciliation of Cash

	As at 30 June 2012 US$ million	As at 31 Dec 2011 US$ million	As at 30 June 2011 US$ million
Reconciliation of cash at the end of the reporting period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:
Cash on hand and at bank	5.0	5.5	4.9
Money market deposits (with maturity on investment three months or less)	33.5	13.5	51.0

Cash assets	38.5	19.0	55.9

Total cash and cash equivalents at the end of the reporting period	38.5	19.0	55.9

Alumina Limited results are presented in US dollars

ALUMINA LIMITED

ABN 85 004 820 419

June 2012 Half-Yearly ASX Report	-6-

1.	Basis of Preparation of Half-Year Report

This financial report for the interim half year reporting period ended 30 June 2012 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2011 and any public announcements made by Alumina Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous year and corresponding interim reporting period.

2.	Consolidated Retained Profits

	Six months to 30 June 2012 US$ million	Six months to 31 Dec 2011 US$ million	Six months to 30 June 2011 US$ million

Retained profits at the beginning of the reporting period	870.2	884.5	912.1

Net (loss)/profit attributable to members of Alumina Limited	(14.6)	58.9	67.7

Transfer from capital reserve	—	—	2.3

Dividends paid	(73.2)	(73.2)	(97.6)

Retained profits at the end of the reporting period	782.4	870.2	884.5

3.	Income Tax

	Six months to 30 June 2012 US$ million	Six months to 31 Dec 2011 US$ million	Six months to 30 June 2011 US$ million
(Loss)/profit from ordinary activities before tax	(14.2)	58.9	68.7

Prima facie tax (expense)/credit for the period at the rate of 30%	4.3	(17.7)	(20.6)

The following items caused the total charge for income tax to vary from the above:
Share of equity accounted profit not assessable for tax	(7.8)	(79.8)	(93.3)
Foreign income subject to accruals tax	0.4	0.5	0.6
Share of partnership income assessable for tax	4.4	3.6	4.1
Amounts non-assessable for tax	—	—	(0.1)
Timing differences not recognised	1.5	0.7	(2.4)
Tax losses not recognised	16.7	14.7	26.2
Non-deductible expenses	0.9	1.4	0.8
Previously unrecognised tax losses now recouped to reduce current tax expense	(0.5)	—	(1.2)

Net movement	15.6	(58.9)	(65.3)

Consequent (increase)/reduction in charge for income tax	(4.7)	17.7	19.6

Aggregate Income tax (expense) for the reporting period	(0.4)	—	(1.0)

Alumina Limited results are presented in US dollars

ALUMINA LIMITED

ABN 85 004 820 419

June 2012 Half-Yearly ASX Report	-7-

4.	Earnings Per Share (EPS)

	Six months to 30 June 2012	Six months to 31 Dec 2011	Six months to 30 June 2011
Calculation of basic and fully diluted EPS in accordance with AASB 133:
Earnings per Share
Earnings in cents per ordinary share (cps)
Basic EPS	Negative US cents 0.6¢	US cents 2.4¢	US cents 2.8¢
Diluted EPS	Negative US cents 0.6¢	US cents 2.4¢	US cents 2.8¢
Weighted average number of shares outstanding during the year used in the calculation of earnings per share
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	2,439,526,913	2,439,526,913	2,439,526,913

5.	Net Tangible Asset Backing Per Security

Net tangible asset backing per ordinary security	US$	0.98	US$	1.06	US$	1.22

6.	Details of Entities Over Which Control Has Been Lost or Gained

There was no loss or increased control of entities for the six months ended 30 June 2012.

7.	Contingent Liabilities

There are no contingent liabilities of Alumina Limited as at 30 June 2012.

8.	Dividends

The franking account balance, which is maintained in Australian dollars, was A$355.9 million as at 30 June 2012.

9.	Dividend Per Share

	Six months to 30 June 2012	Six months to 30 June 2011
Interim dividend per share (US cents)
Amount per share	Nil	3	¢
Franked amount per share at 30% tax rate	Nil	100%

Alumina Limited results are presented in US dollars

ALUMINA LIMITED

ABN 85 004 820 419

June 2012 Half-Yearly ASX Report	-8-

10.	Interim Dividend on All Shares

	Six months to 30 June 2012 US$ million	Six months to 30 June 2011 US$ million
Interim dividend determined	—	73.2

Total	—	73.2

11.	Details of Aggregate Share of Results of Associates

	Six months to 30 June 2012 US$ million		Six months to 31 Dec 2011 US$ million	Six months to 30 June 2011 US$ million
Alumina’s share of associates:
(Loss)/profit from ordinary activities before income tax	(32.0	) [1]	102.3	145.3
Income tax credit/(expense) on ordinary activities	39.8		(22.5)	(52.0)

Equity share of profit	7.8		79.8	93.3
Dividends received by Alumina Limited	(66.0)		(66.3)	(165.9)
Distributions received by Alumina Limited	(4.4)		(3.6)	(4.1)

(Surplus)/shortfall of dividends/distributions received over equity share of profits	(62.6)		9.9	(76.7)

[1]

The loss for the six months to 30 June 2012 includes a provision of $18 million in relation to potential settlement of the Alba civil proceedings. Alcoa Inc has recorded a $45 million provision in the AWAC result in relation to Alba Proceedings. Alumina Limited has reserved its rights in relation to the allocation of this charge and is in discussions with Alcoa on this matter.

Contingent Liability of Associate

On 27 February 2008, Aluminium Bahrain BSC (“Alba”) filed a lawsuit against Alcoa Inc and Alcoa World Alumina LLC (“LLC”), and others, in the United States District Court for the Western District of Pennsylvania (the “Court”) (the “Alba Proceeding”, which is further described on page 73 of Alumina Limited’s Annual Report 2011).

On 11 June 2012, Alcoa Inc’s motion to dismiss the Alba’s lawsuit was denied. Later that month, the Court held a status conference to discuss discovery and directed the parties to enter into mandatory alternative dispute resolution.

On 9 July 2012, Alcoa Inc announced in its 2Q 2012 quarterly results release that during the second quarter of 2012, Alcoa Inc proposed to settle the suit by offering Alba a cash payment of $45 million. Alcoa Inc has also offered Alba a long-term alumina supply contract. Based on the cash offer, Alcoa Inc recorded a $45 million pre-tax charge to LLC in its 2012 second quarter US GAAP earnings representing Alcoa Inc’s estimate of the minimum end of the range probable to settle the case. Alcoa Inc currently estimates an additional reasonably possible charge of up to $75 million to settle the suit. Alba has claimed damages in excess of its alleged overpayments of approximately $433 million and unquantified damages relating to consequential loss, compound interest and other alleged overpayments, in total amounting to damages claimed in excess of $1,000 million. Alba has also sought treble damages under the Racketeer Influenced and Corrupt Organizations Act.

On July 25, 2012, Alcoa Inc filed a Consent Motion to extend the date upon which Alcoa Inc’s Answer to the Amended Complaint is due to September 7, 2012. Alcoa Inc reported that Alba has agreed to an extension.

Alcoa Inc has reported that the Department of Justice’s (DOJ) and the Securities and Exchange Commission’s (SEC) investigations are ongoing and that it has been in dialogue with both the DOJ and the SEC and is exploring whether a settlement can be reached. Given the uncertainty regarding whether a settlement can be reached and what the terms of any such settlement would be, Alcoa Inc has stated that it has been unable to estimate a range of reasonably possible loss with regard to any such settlement. However, Alcoa Inc expects the amount of any such settlement would be material in a particular period to Alcoa Inc’s results of operations. If a settlement cannot be reached, Alcoa Inc will proceed to trial with the DOJ and the SEC and under those circumstances is unable to predict an outcome or to estimate a range of reasonably possible loss. Alcoa Inc has stated that there can be no assurance that the final outcome of the government’s investigations would not have a material adverse effect on Alcoa Inc. Alumina Limited is unable to quantify meaningfully the possible loss to which companies in which Alumina Limited has an equity interest may be subject as a result of the above governmental matters.

Alumina Limited results are presented in US dollars

ALUMINA LIMITED

ABN 85 004 820 419

June 2012 Half-Yearly ASX Report	-9-

12.	Material Interests in Entities which are Not Controlled Entities

Alumina has an interest in the following entities:

	Percentage of ownership interest held at end of period or date of disposal			Contribution to net profit
	As at 30 June 2012	As at 31 Dec 2011	As at 30 June 2011	Six months to 30 June 2012 US$ million	Six months to 31 Dec 2011 US$ million	Six months to 30 June 2011 US$ million
Equity accounted associates
AWAC	40%	40%	40%	7.8	79.8	93.3

13.	Ratios

	Six months to 30 June 2012%	Six months to 31 Dec 2011%	Six months to 30 June 2011%
Profit after tax/equity interests (annualised)
Consolidated net profit from ordinary activities after tax attributable to members as a percentage of average members’ equity	Negative 1.0	3.8	4.4

14.	Issued and Quoted Securities at End of Current Reporting Period

Category of Securities	Number issued	Number quoted
Ordinary shares
Fully paid[1]	2,440,196,187	2,440,196,187
Partly paid	Nil	Nil

Ordinary Shares -
Changes during current reporting period:	Nil

[1]	Includes Treasury shares purchased through the Employee Share Plan Trust for Alumina Limited’s long term incentive plan.

15.	Financing Facilities

	Half year ended 30 June 2012 US$ million	Year ended 31 Dec 2011 US$ million	Half year ended 30 June 2011 US$ million
The facilities available at end of reporting period were as follows:
Total loan facilities	955.9	785.6	773.6
Used at end of reporting period	640.9	490.6	473.6

Available at end of reporting period	315.0	295.0	300.0

Funding facilities include bilateral bank facilities, a syndicated facility and a development bank loan. All bilateral bank facilities are available in US dollars, of which two are also available in Australian dollars and one is also available in EURO. The syndicated facility is available in US dollars. The development bank loan is fully drawn in US dollars and Brazilian Reais and amortises at approximately $52 million per annum. The other facilities mature from November 2013 until March 2017. Funding facilities in currencies other than US dollars have been converted to US dollar equivalents at period end exchange rates.

Alumina Limited executed a $50 million revolving facility on 28 June 2012 with an AWAC entity (the “Entity”) for the purposes of meeting the Entity’s short term funding requirements. Alumina Limited’s total commitment will not exceed 40% of the facility limit ($20 million), priced at Libor plus margin. The facility expires on 29 September 2012. There were no drawdowns as at 30 June 2012.

Alumina Limited results are presented in US dollars

ALUMINA LIMITED

ABN 85 004 820 419

June 2012 Half-Yearly ASX Report	-10-

16.	Segment Information

Business Segment

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming Alcoa World Alumina & Chemicals (AWAC). Alumina Limited has one reportable segment, namely the investment in the alumina/aluminium business through its equity interest in AWAC. Alumina Limited participates in AWAC through The Strategic Council, which consists of three members appointed by Alcoa Inc and two members appointed by Alumina Limited. Operational decisions are made by Alcoa Inc.

17.	Events Occurring After the Balance Sheet Date

There have been no significant transactions or events since 30 June 2012.

Alumina Limited results are presented in US dollars

ALUMINA LIMITED

ABN 85 004 820 419

June 2012 Half-Yearly ASX Report	-11-

Directors’ Declaration

In the directors’ opinion:

a)	the financial statements and notes set out on pages 2 to 10 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2012 and of its performance for the six month period ended on that date; and

b)	there are reasonable grounds to believe that Alumina Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

/s/ John Bevan

John Bevan
Director

Melbourne
16 August 2012

Independent auditor’s review report to the members of Alumina Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Alumina Limited, which comprises the balance sheet as at 30 June 2012, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for the Alumina Limited Group (the consolidated entity). The consolidated entity comprises both Alumina Limited (the company) and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 30 June 2012 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Alumina Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Alumina Limited is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2012 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

/s/ Nadia Carlin
Nadia Carlin	Melbourne
Partner	16 August 2012

ABN 85 004 820 419

June 2012 Half-Yearly ASX Report	-14-

DIRECTORS’ REPORT

The Directors of Alumina Limited present their comments on the consolidated entity consisting of Alumina Limited and the entities it controlled (the Group) at the end of, or during, the half year to 30 June 2012.

Directors

The following persons were Directors of Alumina Limited during the half year and up to the date of this report.

J A Bevan

P A F Hay

G J Pizzey

E R Stein

P C Wasow

Basis of Financial Report Preparation

This financial report is for the interim half year reporting period ended 30 June 2012 and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4D and in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all of the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the financial year ended 31 December 2011 and any public announcements made by Alumina Limited and its controlled entities (the Group) during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Comments are for the six months ended 30 June 2012, with comparatives for the six months ended 30 June 2011.

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investment Commission, relating to the ‘rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or as otherwise indicated.

ABN 85 004 820 419

June 2012 Half-Yearly ASX Report	-15-

Alumina Limited Highlights

Net loss after tax was $14.6 million compared to a profit of $67.7 million in 1H 2011.

Underlying earnings was a loss of $8.2 million compared to a $77.7 million profit in 1H 2011. Underlying earnings were impacted by equity share of AWAC retirement benefit obligations ($15.7 million) and AWAC embedded derivatives ($9.3 million).

Alumina Limited received $66 million of fully franked dividends and $4.4 million of distributions (total $70.4 million) compared to $165.9 million of dividends and $4.1 million of distributions (total $170 million) in 1H 2011. Dividends received by Alumina Limited in 1H 2012 were in line with the dividends received in 2H 2011.

No Interim Dividend Declared by Alumina Limited

Generally the Board of Directors intends, on an annual basis, to distribute cash from operations after debt servicing and corporate costs commitments have been met. The Board will also consider the capital structure of Alumina Limited, the capital requirements for the AWAC business and market conditions. Dividends paid will be fully franked for the foreseeable future.

No interim dividend was declared by the Directors for 1H 2012. This compares to US 3 cents per share fully franked for 1H 2011. The decision to not pay a dividend for 1H 2012 is based on the above policy and will conserve cash, given the current difficult market conditions.

AWAC Highlights (US GAAP)

Total revenue was $2.9 billion, down 13% on 1H 2011 primarily reflecting the decline in aluminium and alumina prices. Revenue per tonne from alumina sales priced by reference to alumina price indices continued to be higher than that from LME-linked contracts.

AWAC continued to convert third party smelter grade alumina shipments to pricing based on indices and spot which drove margins upstream. The shift from the LME-linked contracts to the alumina price indices continued to gain acceptance with customers, with over 34% of third party smelter grade alumina shipments priced on the alumina price index or spot at the end of 1H 2012.

Alumina shipments were 7.7 million tonnes compared to production of 7.8 million, with the shortfall mainly due to weather-related delays in June.

Alumina production was 7.8 million tonnes for 1H 2012, which was flat on 1H 2011, but down 0.1 million tonnes on 2H 2011. The decline against 2H 2011 was largely due to lower production at refineries in Jamaica, Suriname and Spain as a result of a planned reduction to align with Alcoa Inc’s smelter curtailments and to reflect prevailing market conditions. The Australian and Brazilian refineries production continued at or near record levels.

EBITDA for 1H 2012 was $160.5 million, down $451 million or 74% compared to 1H 2011 largely as a result of significantly weaker pricing, lower shipments and higher input costs which were partly offset by net productivity improvements.

Alumina Limited Key Financials

Alumina Limited’s functional currency is US dollars.

	1H 12	2H 11	1H 11

Underlying earnings US$m1	(8.2)	50.3	77.7
NPAT US$m	(14.6)	58.9	67.7

Average AUD/USD	1.03	1.03	1.03

Average 3 month LME aluminium price US$ per tonne[2]	2,122	2,277	2,573
Average alumina spot price [3] US$ per tonne	316	352	399

Net Debt US$m	602	472	418 [4]
Gearing[5]	18.3%	14.1%	11.3%

EPS (US cps)	(0.6)	2.4	2.8
Underlying EPS (US cps)	(0.4)	2.0	3.2
Return on Equity (ROE)	(1.0)%	3.8%	4.4%
ROE based on underlying earnings	(0.6)%	3.3%	5.1%
Dividends declared	Nil	US3 ¢	US3 ¢

Definitions and notes

[1]

Underlying earnings calculated by adjusting net profit after tax by $6.4 million, being the impact of embedded derivatives for energy contracts and non-cash adjustments for certain actuarial movements in defined benefit pension plans.

[2]	Pricing data sourced from Thomson Reuters.
[3]	Based on Platts index, spot FOB Australia average.
[4]	Includes unamortised finance costs of convertible bond in 1H 2011.
[5]	Calculated as (debt – cash)/(debt + equity).

ABN 85 004 820 419

June 2012 Half-Yearly ASX Report	-16-

AWAC Business Review (US GAAP)

Bauxite: Significant Deposits Meeting AWAC Needs

AWAC owns, or partly owns, bauxite mines in five countries, which meet the production needs of the AWAC refineries. The wholly owned Juruti mine in Brazil has continued to operate above its initial nameplate capacity.

Work continued on moving the crusher facility at the Huntly mine in Australia. This is a significant project to improve Huntly’s productivity that occurs every eight to ten years.

Alumina: Index Pricing

The shift from LME-linked pricing of third party smelter grade alumina shipments to spot/alumina price indices continued to gain acceptance with customers, with over 34% of shipments priced on the alumina price index or spot at the end of 1H 2012.

Alumina: Production and Shipments

Production of 7.8 million tonnes of alumina for 1H 2012 was flat on 1H 2011, but down 0.1 million tonnes on 2H 2011. The reduction largely resulted from planned reduced annual production of approximately 390,000 metric tonnes in the Jamaican, Suriname and San Ciprian refineries to align production with Alcoa Inc’s smelter curtailments and to reflect prevailing market conditions.

The three Australian refineries continued to operate at or above nameplate capacity during 1H 2012 with Pinjarra and Wagerup achieving production records. The Sâo Luis (Brazil) refinery also increased production and operated near nameplate production capacity. AWAC’s nameplate production capacity is 17.2 million tonnes per annum.

Alumina shipments were 7.7 million tonnes compared to production of 7.8 million. The shortfall was mainly due to storms causing loading delays in ports during June. These shortfall tonnes will be recovered during 2H 2012.

AWAC Production and Shipments

	1H 12	2H 11	1H 11
Alumina production	7.8mt	7.9mt	7.8mt
Aluminium production	178kt	180kt	177kt
Alumina shipments	7.7mt	7.9mt	7.8mt

AWAC Profit and Loss (US GAAP)

	1H 12 US$m	2H 11 US$m	1H 11 US$m
Third party revenue	1,786.7	2,056.5	2,088.1
Related party revenue	1,149.2	1,231.2	1,291.2

Total Revenue	2,935.9	3,287.7	3,379.3

COGS and operating expenses	(2,719.1)	(2,761.4)	(2,697.6)
Selling, Admin, R&D	(62.0)	(69.1)	(65.7)
Depreciation and Amortisation	(238.7)	(240.0)	(225.8)
Other	5.7	6.0	(4.1)

Total Expenses	(3,014.1)	(3,064.5)	(2,993.2)

(Loss)/profit before Tax	(78.2)	223.2	386.1
Income Tax	(8.9)	(32.1)	(107.5)

Net (Loss)/profit after Tax	(87.1)	191.1	278.6

EBITDA [1]	160.5	462.8	611.4

[1]	Earnings before interest, tax, depreciation and amortisation. Includes the AWAC provision for the Alba Proceeding.

ABN 85 004 820 419

June 2012 Half-Yearly ASX Report	-17-

Alumina: Price and Revenue Decline

Realised alumina prices fell 11% compared to 1H 2011 as a result of negative global macro-economic sentiment and market conditions.

Contracts based on LME-linked pricing fell to a greater extent than noted above, in line with the fall in LME aluminium prices. The historical long term average price for LME-linked contracts is between 12% and 14% of the 3-month LME aluminium price.

Contracts priced on spot/alumina price indices also fell over 1H 2012 but operated in a small range.

As a result of the lower alumina shipments and lower realised alumina price, alumina revenue fell by 13% compared to 1H 2011. Price movements accounted for approximately 80% of the revenue decrease, with shipments accounting for the balance.

Alumina: Margin Decline

Operating margin was $33 per tonne in 1H 2012, a decline of $43 per tonne on 1H 2011. The sharply weaker margins were predominately as a result of weaker realised alumina prices during the half.

The average 1H 2012 cash cost of alumina production increased by $11 per tonne as compared to 1H 2011. This increase mainly reflected a rise in the cost of caustic soda, which contributed $6 per tonne to the above noted increase. The remaining increase in the cost of production was mainly attributable to labour and bauxite. The average 1H 2012 cash cost of alumina production increased by $5 per tonne as compared to 2H 2011. The increase resulted from higher caustic soda and the decrease in production which increased fixed costs per tonne produced.

The exchange rate for the Australian dollar to the US dollar in 1H 2012 was flat against 1H 2011 and 2H 2011 at A$1/US$1.03, while the Brazilian Reais weakened against the US dollar during 1H 2012 by 8%, translating to a slight reduction in average Brazilian costs of production in US dollar terms.

Smelters: Losses Incurred

AWAC produces aluminium at two smelters in Australia. The smelters incurred operating losses in the first half of the year, mainly due to the lower aluminium prices, which were marginally offset by an increase in regional premiums. The LME spot aluminium price was 18% lower than 1H 2011, while the cost of production fell 2% due to lower prices for alumina and energy. Production of approximately 178 thousand tonnes in 1H 2012 was in line with 1H 2011.

On 8 February 2012 Alumina Limited announced that Alcoa of Australia Limited had commenced a review of the future viability of the Point Henry aluminium smelter because of continuing difficult economic conditions for the aluminium smelting industry in Australia. On 29 June 2012, Alcoa of Australia announced that it expects to operate the Point Henry aluminium smelter until at least mid-2014 following the efforts of the workforce and financial support provided by Australian and Victorian Governments. The decision to continue production is the best economic outcome given existing contractual obligations.

Australian Carbon Pricing Scheme

The refineries and smelters in Australia are subject to carbon pricing effective from 1 July 2012 relating to greenhouse gas emissions. This is not expected to have a significant impact on the AWAC underlying earnings for 2H 2012.

Shipping

Shipping operations contributed a small profit.

One-off Items

The 1H 2012 AWAC US GAAP loss pre-tax included the following one-off items that reduced profit:

•	$9 million increase in long service leave adjustments due to lower discount rates;

•	$6 million loss due to asset write-offs;

•	$45 million provision relating to Aluminium Bahrain BSC (Alba) lawsuit.

ABN 85 004 820 419

June 2012 Half-Yearly ASX Report	-18-

AWAC Cash Flow (US GAAP)

Cash from operations in 1H 2012 declined to $172.6 million, 41% below 1H 2011 level of $292.2 million, reflecting lower shipments and lower realised prices for alumina and aluminium. This was partially offset by lower tax payments due to the lower profitability of the business. The impact on working capital flows from the delays in shipments is expected to be recovered in 2H 2012.

Capital expenditure totalled $184.2 million in 1H 2012, of which $168 million was sustaining capital expenditure, including spend associated with relocation of crushing facilities in Western Australia, which commenced during 2H 2011. Growth capital expenditure was $16.2 million, mainly relating to the Juruti mine (Brazil).

Equity contributions to the Ma’aden mine and refinery joint venture in Saudi Arabia, in which AWAC has a 25.1% shareholding, are not included in the above. Alumina Limited’s equity contributions to the Ma’aden joint venture in 1H 2012 amounted to $43.2 million.

AWAC Cash Flow (US GAAP)

	1H 12	2H 11	1H 11
	US$m	US$m	US$m
Net (loss)/ income	(87.1)	191.1	278.6
Depreciation	238.7	240.0	225.8

Decrease (increase) in receivables	58.1	22.5	(134.1)

Increase in inventories	(41.6)	(32.7)	(39.8)

Increase (decrease) in accounts payable	1.1	126.5	(23.8)
Other [1]	3.4	(101.0)	(14.5)

Cash from operations	172.6	446.4	292.2
Capital expenditure	(184.2)	(258.5)	(133.5)

Free cash flow [2]	(11.6)	187.9	158.7

[1]	Includes cumulative translation adjustment
[2]	Free cash flow defined as cash from operations less capital expenditure.

AWAC Balance Sheet (US GAAP)

Property, plant and equipment decreased due to the 8% depreciation of the Brazilian Reais against the US dollar since 2H 2011, which more than offset the increase in assets from capital expenditure net of depreciation.

AWAC continued to operate with minimal borrowings. With the exception of minor working capital facilities at individual sites, any borrowing required by an AWAC entity is provided by the joint venture partners.

IFRS Adjustments

The AWAC results are adjusted for differences between US GAAP and IFRS prior to incorporation into the Alumina Limited results. These adjustments are non-cash book entries which totalled approximately $109 million, and increased AWAC’s profit after tax.

The main adjustments for 1H 2012 were:

•	recognition of $69 million Brazil deferred tax credit adjustment;

•	recognition of $37 million debit after tax for defined benefit pensions;

•	reduction of $40 million income tax expense booked under FAS 109 which recognises a worldwide average tax rate;

•	recognition of $23 million credit after tax for movements in embedded derivatives.

Alumina Limited’s results include 40% of these adjustments.

In addition, Alumina Limited has accounted for the difference between US GAAP and IFRS in relation to the measurement of provisions.

AWAC Balance Sheet (US GAAP)

	1H 12	2H 11	1H 11
	US$m	US$m	US$m
Cash, cash equivalents	180.8	204.0	190.2
Receivables	471.3	535.2	558.4
Related party note receivable	87.0	82.9	13.7
Inventories	808.7	777.3	785.5
Property plant & equipment	6,856.1	7,133.8	7,860.7
Other assets	2,233.2	2,189.4	2,307.3

Total Assets	10,637.1	10,922.6	11,715.8

Short term borrowings	61.1	38.5	36.3
Payables	828.4	886.2	819.4
Taxes payable and deferred	407.4	441.7	553.0
Other liabilities	1,300.8	1,213.1	1,057.5

Total Liabilities	2,597.7	2,579.5	2,466.2

Equity	8,039.4	8,343.1	9,249.6

AWAC Dividends Paid

	1H 12	2H 11	1H 11
	US$m	US$m	US$m
Dividends paid	165	165	414

ABN 85 004 820 419

June 2012 Half-Yearly ASX Report	-19-

Alumina Limited Reported Profit

Most of Alumina Limited’s corporate costs are incurred in Australian dollars, which totalled $9.1 million for the half. Finance costs were $13.7 million in the half, an increase of $0.5 million from 2H 2011 as a result of the increase in net debt levels. The underlying loss for Alumina Limited was $8.2 million, while the reported net loss after tax was $14.6 million.

Note on Calculation of Underlying Earnings

Alumina Limited shows underlying earnings in addition to profit after tax to provide a better understanding of the performance of the underlying operations. Underlying earnings are calculated by excluding the impact of mark to market valuations for embedded derivatives contained in AWAC energy contracts that are linked to the LME price of aluminium and actuarial gains and losses on AWAC pension plans that reflect the net result of expected returns on assets, employee costs, and the discount rate of return. In 1H 2012, revaluation of the embedded derivatives increased Alumina Limited’s net profit after tax by $9.3 million, while actuarial movements in defined benefit plans resulted in a decrease to net profit of $15.7 million.

Alumina Limited Reported Profit

	1H 12	2H 11	1H 11
	US$m	US$m	US$m

Share of AWAC underlying profit[1]	14.2	71.2	103.3
Corporate costs	(9.1)	(8.9)	(8.4)
Finance costs	(13.7)	(13.2)	(15.3)
Other & Tax	0.4	1.2	(1.9)

Underlying earnings	(8.2)	50.3	77.7

Retirement benefit obligations, AWAC	(15.7)	(47.3)	(14.2)
Embedded derivative, AWAC	9.3	55.9	4.2

Net (loss)/profit after tax	(14.6)	58.9	67.7

[1]	Share of profit of associates accounted using the equity method adjusted for embedded derivatives and actuarial movements in defined benefit plans.

ABN 85 004 820 419

June 2012 Half-Yearly ASX Report	-20-

Alumina Limited Balance Sheet

Alumina Limited’s net debt as at 30 June 2012 was $602 million, up from $472 million as at 31 December 2011. Gearing(1) was 18%.

Alumina Limited had $315 million of undrawn committed facilities as at 30 June 2012, an increase of $20 million from 31 December 2012. During the second quarter, Alumina Limited added $200 million in new committed debt facilities with terms of two and five years.

The Company has a fully drawn debt facility from the Brazil National Development Bank (BNDES). This facility amortises at approximately $52 million per annum. Amounts outstanding at 30 June 2012 under the BNDES loan were $211 million.

Aside from the monthly amortisation of the BNDES, Alumina Limited has no debt facilities expiring until November 2013.

Committed bank facilities of $745 million (excluding the BNDES) expire as follows:

•	$107 million in 2013 (drawn to $105 million)

•	$175 million in 2014 (drawn to $100 million)

•	$213 million in 2015 (no amounts were drawn under this facility as at 30 June 2012)

•	$225 million in 2016 (drawn to $225 million)

•	$25 million in 2017 (no amounts were drawn under this facility as at 30 June 2012)

Current liabilities include $52 million of repayments on the facility from the BNDES that are due before 30 June 2013. Current liabilities of $60 million exceed current assets of $43 million, however Directors are confident that the liabilities can be met using available cash and undrawn committed facilities whose maturities extend beyond 30 June 2013.

Alumina Limited Cash Flows

Alumina Limited’s cash receipts from operations primarily comprise the dividends received from AWAC entities. Dividends and distributions received by Alumina Limited from AWAC entities during 1H 2012 were $70 million, while Alumina Limited paid 3 cents per share to its shareholders for the final dividend for 2011.

A significant proportion of the increase in net debt during 1H 2012 resulted from investments in AWAC entities including growth capex for Juruti (Brazil) and Ma’aden operations. Alumina Limited also contributed to working capital for AWAC entities.

Alumina Limited Balance Sheet

	1H 12	2H 11	1H 11
	US$m	US$m	US$m
Cash and equivalents	38.5	19.0	55.9
Investments	3,250.9	3,324.8	3,636.5
Other	5.0	6.6	16.6

Total Assets	3,294.4	3,350.4	3,709.0

Payables	2.6	3.1	3.7
Interest bearing liabilities – current	52.1	52.9	145.3
Interest bearing liabilities – non-current	588.8	437.7	328.3
Other	5.9	2.7	1.5

Total Liabilities	649.4	496.4	478.8

Net Assets	2,645.0	2,854.0	3,230.2

Alumina Limited Cash Flow

	1H 12	2H 11	1H 11
	US$m	US$m	US$m
Dividends received	66.0	66.3	165.9
Distributions received	4.4	3.6	4.1
Interest paid	(12.6)	(11.8)	(15.0)
Payments to suppliers & employees	(7.3)	(9.4)	(8.2)
GST refund, interest received & other	0.3	0.3	0.3

Cash from operations	50.8	49.0	147.1

Net payments for investment in associates	(110.1)	(39.9)	(109.4)

Free cash flow[2]	(59.3)	9.1	37.7

Definitions and notes

[1]	Calculated as (debt – cash)/(debt + equity)
[2]	Free cash flow defined as cash from operations less net investments in associates.

ABN 85 004 820 419

June 2012 Half-Yearly ASX Report	-21-

AWAC Guidance

The following 2012 guidance is provided to assist the understanding of the sensitivity of AWAC results to key external factors. The guidance cannot be expected to be predictive of exact results, rather it provides direction and approximate quantum of the impact on profit before tax of movements around a given base figure. Actual results will vary from those computed using the guidance. Guidance is not linear, hence significant movement away from the base rates used may result in different sensitivities. No attempt has been made to correlate sensitivity to one element of the guidance with movements in other elements of the guidance.

Item	February 2012 Guidance	August 2012 Guidance
Production rate – alumina	Current annualised operating rate of approximately 15.9mt	Current annualised operating rate of approximately 15.5mt

Production – aluminium	360,000 tonnes	360,000 tonnes

Sensitivities: +$100 LME-aluminium price per tonne[1]	approximately +$102 million profit before tax	approximately +$102 million profit before tax

Sensitivities: +1¢ in A$/US$[2]	-$19 million profit before tax	-$19 million profit before tax

Third party smelter grade alumina sales expected to be based on alumina price indices or spot[3]	Approximately 40% by end 2012	Approximately 40% by end 2012

AWAC sustaining capital expenditure	Approximately $300 million	Approximately $300 million

AWAC growth capital expenditure	Approximately $50 million, and approximately $190 million equity investment in the Ma’aden joint venture	Approximately $50 million, and approximately $190 million equity investment in the Ma’aden joint venture

[1]

This sensitivity covers alumina sales that are priced as a percentage of aluminium, and aluminium sales. It also includes exposure to LME Aluminium in the pricing formula mechanisms in a number of long term contracts for the purchase of energy. It excludes alumina sales where the price is based on spot or alumina indices.

[2]	AWAC’s profit and asset valuation is also exposed to fluctuations in other currencies such as the Brazilian Reais and Euro. However no sensitivity is provided.
[3]	AWAC commenced 2012 with approximately 20% of its SGA third party sales volume based on alumina price indices or available for spot sales.

Market Outlook

The first half of 2012 was characterised by significant volatility and further decline in LME aluminium prices of 5% since the start of the year which also affected LME-linked alumina prices. This was largely driven by continued weakness in the Eurozone economy and negative macro-economic sentiment in other parts of the global economy.

Weak pricing has led to a significant number of high cost aluminium smelting production curtailments and under current market conditions, further curtailments are expected. New low cost smelters in Western China and the Middle East will ensure global aluminium production remains solid and supports alumina demand. Global demand for aluminium is still expected to grow between 5 and 7% in 2012.

In comparison, spot or index priced alumina traded within a relatively narrow range of between $303 per tonne and $325 per tonne, with Platts Australian FOB spot index averaging $316 per tonne for the first half.

China refines alumina using domestic and offshore bauxite, with significant volumes imported from Indonesia. In May, Indonesia introduced new export taxes and restricted exports of bauxite, which are expected to increase the cost of production of the refineries which are based in the coastal region of China. These refineries are dependent upon imported bauxite. As a result, imports of alumina into China are expected to grow, underpinning spot prices.

Alumina Limited continues to remain cautious on the outlook for the second half of 2012. LME aluminium prices started the second half below average levels in 1H 2012 and are likely to continue to be volatile, yet regional premiums for aluminium reflect a firm physical demand picture. Spot alumina prices at the beginning of the second half remain around the average of the first half.

AWAC remains the largest and a low cost alumina producer, and so in the medium term it will benefit as the alumina market grows. AWAC will also benefit from the transition of alumina pricing to spot based indices which better reflect the fundamentals of alumina and should see improving margins over the traditionally priced LME-linked sales.

/s/ John Bevan
John Bevan
Director

Melbourne

16 August 2012

ABN 85 004 820 419

June 2012 Half-Yearly ASX Report	-22-

Forward Looking Statements

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011. Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

Auditor’s Independence Declaration

As lead auditor for the review of Alumina Limited for the half year ended 30 June 2012, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Alumina Limited and the entities it controlled during the period.

/s/ Nadia Carlin
Nadia Carlin	Melbourne
Partner	16 August 2012
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation

Diagram of AWAC Operations	2
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	3
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	4
Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows	5
Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit	6

Diagram of AWAC Operations

Bauxite deposits: AWAC’s bauxite deposits are large deposit areas with long term mining rights. Bauxite mining is planned on an incremental basis after detailed assessment of the deposits to achieve a uniform quality in the supply of blended feedstock to the relevant refinery.

Refineries: AWAC operates eight alumina refineries, six of which are located in proximity to bauxite deposits.

Smelters: AWAC produces primary aluminium in Australia, with alumina supplied by the Australian refineries.

Alumina Chemicals: AWAC produces chemical grade alumina from three refineries: Kwinana (Australia), Point Comfort (USA) and San Ciprian (Spain).

Shipping Operations: AWAC’s shipping operations use owned and chartered vessels to transport dry and liquid bulk cargoes, including bauxite, alumina, caustic soda, fuel oil, petroleum, coke and limestone.

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

US$ Millions (US GAAP) 100%	1st Half 2012	2nd Half 2011	1st Half 2011
Sales and Operating Revenue	1,786.7	2,056.5	2,088.1
Revenue from Related Parties	1,149.2	1,231.2	1,291.2

Total Revenue	2,935.9	3,287.7	3,379.3

Cost of Goods Sold and Operating Expenses	(2,719.1)	(2,761.4)	(2,697.6)
Selling, Administration, Other Expenses and R&D Expenses	(62.0)	(69.1)	(65.7)
Provision for Depreciation, Depletion and Amortisation	(238.7)	(240.0)	(225.8)
Other	5.7	6.0	(4.1)

Total Expenses	(3,014.1)	(3,064.5)	(2,993.2)

(Loss)/Profit before Taxes on Income	(78.2)	223.2	386.1
Provision for Taxes on Income	(8.9)	(32.1)	(107.5)
Net (Loss)/Income	(87.1)	191.1	278.6
Members’ Equity
Opening Balance at Start of Period	8,343.1	9,249.6	8,634.8
Net (Loss)/Income	(87.1)	191.1	278.6
Capital Contribution	277.0	101.7	325.0
Dividends Paid and Return of Capital to Partners	(176.7)	(174.3)	(467.6)
Common Stock Issued for Compensation Plans	3.0	2.0	2.6
Other Comprehensive Income	(319.9)	(1,027.0)	476.2
Closing Balance at End of Period	8,039.4	8,343.1	9,249.6

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

US$ Millions (US GAAP) 100%	30 June 2012	31 December 2011	30 June 2011
Cash and Cash Equivalents	180.8	204.0	190.2
Receivables	471.3	535.2	558.4
Related Party Notes Receivable	87.0	82.9	13.7
Inventories	808.7	777.3	785.5
Prepaid Expenses and Other Current Assets	159.4	138.9	171.9

Total Current Assets	1,707.2	1,738.3	1,719.7

Property Plant & Equipment	6,856.1	7,133.8	7,860.7
Investments	510.5	401.1	422.8
Other Assets and Deferred Charges	1,563.3	1,649.4	1,712.6

Total Non-Current Assets	8,929.9	9,184.3	9,996.1

Total Assets	10,637.1	10,922.6	11,715.8

Short Term Borrowings	61.1	38.5	36.3
Payables	828.4	886.2	819.4
Taxes Payable	204.3	224.0	280.2
Accrued Compensation and Retirement Costs	275.5	263.5	249.7
Other Current Liabilities	171.1	133.4	124.6

Total Current Liabilities	1,540.4	1,545.6	1,510.2

Capital lease obligations	24.6	31.0	39.7
Deferred Taxes	203.1	217.7	272.8
Other Long Term Liabilities	829.6	785.2	643.5

Total Non-Current Liabilities	1,057.3	1,033.9	956.0

Total Liabilities	2,597.7	2,579.5	2,466.2

Equity	8,039.4	8,343.1	9,249.6

Total Liabilities & Equity	10,637.1	10,922.6	11,715.8

4

Alcoa World Alumina and Chemicals (AWAC) Statement of Cash Flows

US$ Millions (US GAAP) 100%	1st Half 2012	2nd Half 2011	1st Half 2011
Operating Activities
Net (Loss)/Income	(87.1)	191.1	278.6
Adjustments to Reconcile Net Income to Cash from Operations
Depreciation, Amortisation and Impairment	238.7	240.0	225.8
Other Items*	21.0	15.3	(212.2)
Cash from Operating Activities	172.6	446.4	292.2

Financing Activities
Dividends Paid & Return of Capital to Partners	(176.7)	(174.3)	(467.6)
Change in Debt	22.6	2.2	(217.6)
Changes to capital lease obligations	(6.4)	(8.7)	(1.8)
Capital Contribution	277.0	101.7	325.0
Cash Generated/ (Used) for Financing Activities	116.5	(79.1)	(362.0)

Investing Activities
Capital Expenditure	(184.2)	(258.5)	(133.5)
Net changes in related party note receivable	(4.5)	(71.4)	106.3
Other	(120.2)	(15.4)	(52.8)
Cash Used for Investing Activities	(308.9)	(345.3)	(80.0)

Effect of Exchange Rate Changes on Cash	(3.4)	(8.2)	8.4
Cash Generated/(Used)	(23.2)	13.8	(141.4)

Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	204.0	190.2	331.6
Cash and Cash Equivalents at End of Period	180.8	204.0	190.2
Net Change in Cash and Cash Equivalents	(23.2)	13.8	(141.4)

*	Other Items consists of net movement in working capital and other non-current assets and liabilities

5

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit

	1st Half 2012	2nd Half 2011	1st Half 2011
AWAC (Loss)/profit before tax (US GAAP)	(78.2)	223.2	386.1
Adjust for AIFRS
- embedded derivatives	33.2	199.7	15.1
- retirement benefit obligations	(52.1)	(173.9)	(50.6)
- other	17.1	6.9	12.5
AWAC (Loss)/profit before tax (AIFRS)	(80.0)	255.9	363.1

AWAC Tax (US GAAP)	(8.9)	(32.1)	(107.5)
Adjust for AIFRS
- Brazil deferred tax	69.0	(22.5)	(24.9)
- FAS 109	40.1	—	—
- other	(0.8)	(1.8)	2.6
AWAC Tax (AIFRS)	99.4	(56.4)	(129.8)

AWAC (Loss)/profit before tax (AIFRS)	(80.0)	255.9	363.1
AWAC Tax (AIFRS)	99.4	(56.4)	(129.8)
AWAC Profit after tax (AIFRS)	19.4	199.5	233.3

Alumina Limited Share of Equity Profit after tax	7.8	79.8	93.3

6

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2012 – 21AWC

Attached is a presentation relating to Alumina Limited’s Half Year Results for the six months ended 30 June 2012.

For investor enquiries:	For media enquiries:
Ben Pitt	Nerida Mossop
Investor Relations Manager	Hinton and Associates
Phone: +61 3 8699 2609	Phone: +61 3 9600 1979
ben.pitt@aluminalimited.com	Mobile: +61 437 361 433

John Bevan
Chief Executive Officer
Phone: +61 3 8699 2601 john.bevan@aluminalimited.com

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011.

Alumina Limited

ABN 85 004 820 419
/s/ Stephen Foster
Stephen Foster	GPO Box 5411
Company Secretary	Melbourne Vic 3001
Australia

16 August 2012	Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Alumina Limited

2012 Half Year Results

John Bevan

Chief Executive Officer

Chris Thiris

Chief Financial Officer

ALUMINA LIMITED

Disclaimer

This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction.

Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011.

Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

ALUMINA LIMITED

2

1H12 Results

Highlights

ALUMINA LIMITED

First Half 2012 Financial Performance

AWC

US$m (IFRS) 1H12 2H11 1H11

Underlying Earnings (8.2) 50.3 77.7

NPAT (14.6) 58.9 67.7

Total Dividend (US cps) Nil 3 3

AWAC

US$m (US GAAP) 1H12 2H11 1H11

Revenue 2,936 3,288 3,379

EBITDA 161 463 611

Dividends and distributions paid 176 175 425

Alumina Limited

AWC recorded small underlying loss in a difficult market

AWC received $70m in dividends and distributions from AWAC

AWC will not pay an interim dividend to shareholders

AWAC

Revenue impact at AWAC level of $308 million from prior half due to weaker aluminium and alumina prices

Productivity gains offset cost pressures

Cash from operations exceeded sustaining capex

ALUMINA LIMITED

Good Progress on Strategic Initiatives

EBITDA/mt (adjusted)*

$/mt 150 100 50 0

44 48 68 75 110 104 81 20 47 70 33

2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 H1

2012

Conversion to new alumina spot/index pricing delivering margin improvement

Premium for spot/index based contracts contributed significantly to Adjusted EBITDA/mt for alumina ~$33/mt in 1H 2012

Positive margins in challenging market conditions reflect AWAC’s low cost position in the industry. Ma’aden refinery will reduce AWAC’s average alumina production cost

* Adjusted EBITDA/MT from Alcoa Inc’s alumina segment (source: Alcoa Inc 2Q 2012 Results slide pack). Alcoa Inc alumina segment is predominately AWAC operations, of which Alumina Limited owns 40%.

ALUMINA LIMITED

Alumina Limited Extended Debt Facilities

AWC Debt & Committed Facilities

US$m

1,000

750

500

250

0

30 Jun 12 30 June 12 31 Dec 12 31 Oct 13

AWC Net Debt AWC Committed Facilities*

* 31 Dec 12 and 31 Oct 13 Committed Facilities’ level reduced as a result of amortisation of BNDES of ~$26m every half

Net debt at $602m

Gearing of 18%

$315m in undrawn committed facilities, including $200m new facilities

No bank facilities expire until November 2013 (BNDES facility amortises at approximately $52m per annum)

Modest growth capex and equity investments for second half

AWAC had no net external debt at 30 June 2012

ALUMINA

LIMITED

Outlook for Key Performance Indicators

KPI Status and Outlook

Currency

A$ remains near historic highs above parity. Fall in A$ value would improve AWAC profitability. Brazilian Reais has weakened

Alumina spot / index

Traded in narrow range in 1H12. Current price unsustainable in long term given industry marginal cost and increasing capital costs

Refinery inputs

Caustic and energy prices were trending down in first half, but remain volatile

Aluminium

Improving pricing outlook given recent rising level of regional premiums and decline in inventories

ALUMINA

LIMITED

Alumina Limited and AWAC 1H12 Results

ALUMINA

LIMITED

AWAC 1H12 US GAAP Results

AWAC Profit & Loss

US$m (US GAAP) 1H12 Change vs 2H11 Change vs 1H11 2H11 1H11

Sales revenue 1,787 -13% -14% 2,057 2,088

Related party revenue 1,149 -7% -11% 1,231 1,291

Total Revenue 2,936 -11% -13% 3,288 3,379

COGS and operating expenses (2,719) -2% +1% (2,761) (2,698)

Depreciation and Amortisation (239) -1% +6% (240) (226)

Selling, Admin, R&D, Other (56) -11% -20% (64) (69)

Total Expenses (3,014) -2% +1% (3,065) (2,993)

Profit before Tax (78) -135% -120% 223 386

Income Tax (9) -72% -92% (32) (107)

Net Profit after Tax (87) -146% -131% 191 279

EBITDA 161 -65% -74% 463 611

AWAC Free Cash Flow

US$m (US GAAP) 1H12 Change vs 2H11 Change vs 1H11 2H11 1H11

Cash from operations 172 -61% -41% 446 292

Capital expenditure (184) -29% +38% (258) (133)

Free cash flow^ (12) -106% -108% 188 159

^Free cash flow defined as cash from operations less capital expenditure

Revenues down in difficult market

COGS steady

EBITDA decline price driven

Cash from operations exceeded sustaining capex

ALUMINA

LIMITED

AWAC US GAAP NPAT: Performance Bridges

1H12 Against 1H11

$279m $6m -$443m

$99m -$52m -$87m

$24m

1H11 NPAT

Reversal of Prior Year impacts(1)

Revenue

Cost of goods sold(2)

Tax

Other (3)

1H12 NPAT

1H12 Against 2H11

$191m -$20m -$308m

-$87m

$23m -$60m $87m

2H1 NPAT

Reversal of Prior Year impacts(4)

Revenue

Cost of goods sold(2)

Tax

Other (5)

1H2 NPAT

1 Reversal of: $20m St Croix remediation provision and $14m equity profit from Dampier Bunbury pipeline

2 Productivity gains partly offset by higher caustic

3 Other includes: $45m Alba charge, $9m long service leave adjustment, $6m asset write-off

4 Reversal of: $43m land sales, $14m loss on smelter restructuring costs and $9m loss on balance sheet revaluations

5 Other includes: $45m Alba charge, $9m long service leave adjustment, $6m asset write-off

Lower aluminum and alumina prices

Higher caustic prices

Productivity gains

ALUMINA

LIMITED

AWAC Alumina Production

Production of Alumina (m tonnes)

1H10 2H10 1H11 2H11 1H12

7.4 7.8 7.8 7.9 7.8

Alumina Production

- 7.8m tonnes in line with 1H 2011

- Annualised production rate of 15.5m tonnes

Australia

- Operated at or above capacity

- Production creep benefits

Atlantic Operations

- Brazil near nameplate capacity

Ma’aden Complex

- Refinery construction on time and on budget

- Alumina supply from AWAC

ALUMINA LIMITED

AWAC Capex Requirements

Sustaining

US$m

400 300 200 100 0

191 323 354 374 184 201 300 300

2005 2006 2007 2008 2009 2010 2011 2012 F

Growth*

US$m

1200 800 400 0

413 513 881 1,156 579 98 76 50

2005 2006 2007 2008 2009 2010 2011 2012 F

Sustaining Capex — funded by AWAC

Forecast remains US$300m

Includes crusher move

Growth Capex — funded by AWC and Alcoa

AWAC forecast remains unchanged

- $50m, mainly Brazil

- $190m for Ma’aden

* Excludes equity contributions to Ma’aden joint venture

ALUMINA LIMITED

Alumina Limited 1H12 Results

AWC Profit & Loss

US$m (IFRS) 1H12 Change vs 2H11 Change vs 1H11 2H11 1H11

Equity Share of AWAC 14 -80% -86% 71 103

Underlying PAT

Corporate Costs (9) +2% +8% (9) (8)

Finance Costs (14) +4% -10% (13) (15)

Other & Tax 1 -67% +12% 1 (2)

Underlying Earnings (8) -116% -110% 50 78

Retirement benefit (16) -67% +11% (47) (14)

obligation, AWAC

Embedded Derivative, 9 -83% +121% 56 4

Net Profit After Tax (15) -125% -122% 59 68

AWC Free Cash Flow

US$m (IFRS) 1H12 Change vs 2H11 Change vs 1H11 2H11 1H11

Dividends and distributions 70 +1% -59% 70 170

received

Costs (Interest, corporate, (19) -6% -14% (21) (23)

other)

Cash from Operations 51 +4% -65% 49 147

Payments for Investments in (110) +176% +1% (40) (109)

Associates

Free Cash Flow* (59) -752% -257% 9 38

Underlying loss of $8m

- Excludes embedded derivatives and retirement benefit obligations

Underlying result affected by significant items

Dividends & distributions received of $70m

* Free cash flow defined as cash from operations less net investments in associates

ALUMINA LIMITED

Alumina Limited Net Debt

Net Debt Changes in 1H 2012

$472m $70m $73m $19m $110m $602m

Net Debt 30 Dec 11 AWAC dividends received AWC 2H11 dividend paid AWC corporate and finance costs AWAC contributions Net Debt 30 June 12

Net debt of $602m

Gearing 18%

ALUMINA LIMITED

Alumina Limited Debt Maturity Profile

Debt Profile: 30 June 2012

US$m

300 250 200 150 100 50 0

2012 2013 2014 2015 2016 2017

BNDES - Drawn Banks - Drawn Banks - Undrawn

Addition of $200m in new facilities

$315m undrawn committed facilities available

No facilities expire until November 2013

BNDES facility amortises at approximately $52m per annum

ALUMINA LIMITED

Alumina Limited Dividends

Dividends Paid (cps)

No interim dividend

Priority is to prudently manage cash flow

1.8 2 4 3 3

1H09 2H09 1H10 1H11 2H11 1H12

ALUMINA

LIMITED

Global Alumina Market Dynamics

ALUMINA

LIMITED

Long Term Aluminium Demand Forecast to Grow

Global Aluminium Consumption Forecast

Despite economic downturn, global aluminium demand continues to grow given end use demand

Production curtailments occurring at high cost smaller smelters in Europe, Australia, etc as pricing made smelters cash negative

New low cost and large scale smelter capacity being added in the Middle East and Western China

Kt 70,000 60,000 50,000 40,000 30,000 20,000 10,000 0

+7.4% +8.9% +10.7% +7.6% +8.6%

2011E 2012F 2013F 2014F 2015F

18 Source: HARBOR Intelligence, August 2012

ALUMINA

LIMITED

Current Demand for Aluminium Remains Firm

Aluminium Regional Premiums* (US$/t)

$250 $200 $150 $100

2Q 11 3Q 11 4Q 11 1Q 12 April May June

Rotterdam (duty-paid) Japanese (cif spot) US Mid West

*Source: CRU, July 2012

Aluminium Inventories and Consumption

Global Aluminum Stocks/Demand Ratio vs Real LME 3M

Prices (weeks of consumption vs $/ton)

13 11 9 7 5 3

‘80 ‘85 ‘90 ‘95 ‘00 ‘05 ‘09 ‘11

ALUMINUM PRICES (RIGHT SCALE) 10.8 WOC (FEB ‘09)

HISTORICAL AVERAGE 7.4 WEEKS

GLOBAL STOCKS/CONSUMPTION RATIO (WOC; LEFT SCALE)

5000 4000 3000 7.4 WOC (JUN ‘12) 2000 1000

Physical demand for aluminium remains firm:

- regional premiums up sharply in past 12 months and scrap prices remain high

- level of aluminium stocks falling

Aluminium pricing currently impacted by bearish macro-economic sentiment and outlook driving speculative trading

19 Source: HARBOR intelligence with IAI, LME, SHFE and Bloomberg data

ALUMINA

LIMITED

Alumina Market: Underpinned by Chinese Imports

RoW Alumina Demand



RoW DEMAND DOWN IN JUNE TO 21-MONTH LOWS
53
48
43
M t
Jan '09
Jul '09
Jan '10
Jul '10
Jan '11
Jul '11
Jan '12
Source: HARBOR intelligence with IAI data Monthly data, annualised millions of tons

China Alumina Imports



800
600
400
200
0
Kt
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11
Jul-11
Aug-11
Sep-11
Oct-11
Nov-11
Dec-11
Jan-12
Feb-12
Mar-12
Apr-12
May-12
Jun-12
Jul-12

- Rest of the world alumina production has been reduced
  - Alumina demand (excluding China) is weaker as aluminium smelters outside China have curtailed
  - Increased likelihood of alumina refinery curtailments or slowed production while prices are below marginal cost for some industry players
- China imports have been increasing offsetting RoW decline
  - China alumina imports increased 23% in 1H 2012
  - China imports up due to several factors, including pricing arbitrage and Indonesian bauxite concerns

20

Source: China customs and CM Group, August 2012. July 2012 is a Preliminary import figure

ALUMINA LIMITED

Chinese Production Costs Remain High

China alumina costs

500 450 400 350 300 US$/t 250 200 150 100 50 0 0% 25% 50% 75% 100%

Cumulative Production - %

Guangxi Shanxi Guizhou Henan Chongqing Shandong

Alumina Price - CMAAX excl. VAT (June-12)

Other Energy Caustic Bauxite

3,150 2,835 2,520 2,205 RMB/t 1,890 1,575 1,260 945 630 315 0

China’s marginal alumina production costs remain relatively high at $390 (excluding VAT)

Up to 5m tonnes (net) of higher cost China capacity has curtailed in past year, including most in Q2 2012

21 Source CM Group, July 2012

ALUMINA

LIMITED

Bauxite Supply Pressure Due to Indonesian Changes

China Bauxite Imports

Rising bauxite costs could create further ‘cost push’ on Chinese alumina production and pricing

- 34% of China’s 2011 alumina production relied on imported bauxite

- China bauxite imports increased by 53% in 2010, 49% in 2011 and 23% in 1H 2012,

- 75% to 80% of China’s seaborne bauxite has come from Indonesia where new export taxes and restrictions will increase costs

- China imports of Indonesian bauxite down 93% in June 2012 due to impact of Indonesian ban, creating new pressure on bauxite supply

Other

Indonesia

Australia

7.00

6.00

5.00

4.00

3.00

2.00

1.00

0.00

Jan-10

Feb-10

Mar-10

Apr-10

May-10

Jun-10

Jul-10

Aug-10

Sep-10

Oct-10

Nov-10

Dec-10

Jan-11

Feb-11

Mar-11

Apr-11

May-11

Jun-11

Jul-11

Aug-11

Sep-11

Oct-11

Nov-11

Dec-11

Jan-12

Feb-12

Mar-12

Apr-12

May-12

Jun-12

Jul-12*

22 Source: CM Group, August 2012. July figure is CM Group estimate.

ALUMINA

LIMITED

AWAC Benefits if Value Moves Upstream to Bauxite

Alternate sources to Indonesian bauxite unclear

AWAC self-sufficient in bauxite from extensive global bauxite assets

AWAC competitive position on alumina cost curve could improve

- rising seaborne bauxite prices will increase AWAC’s comparative cost advantage as compared to non-integrated competitors

- if seaborne bauxite price increases are material, China alumina imports may increase

- AWAC’s low position on cost curve means it will benefit more than most

ALUMINA

LIMITED

AWAC is Already Low on Global Alumina Cost Curve



$/ton
Eurasian Natural Resources Corp
Chinping Xinfa Aluminum ProductsCo
Mytilineos Group
Shandong Weiqiao
UC Rusal
Norsk Hydro
Hindalco
Chalco
Ormet
Rio Tinto
Vedanta
AWAC
Glencore
Noranda
BHP
Nalco
Bauxilum
0
25
50
75
100
% capacity
If prices remain weak, curtailments likely to come from high cost refineries

Global metallurgical alumina refining output cash cost curve by company 4Q 2011

24

Source: HARBOR Intelligence & James F King

ALUMINA LIMITED

AWAC Drive to Spot/Index Pricing Improving its Position

FOB Australia

$450

$410

$370

$330

$290

3/01/2011

3/04/2011

3/07/2011

3/10/2011

3/01/2012

3/04/2012

3/07/2012

17%

16%

15%

14%

13%

Platts Australian FOB Spot Index (LHS)

Spot implied linkage to 3 month LME (RHS)

25 Source: Platts and Thomson Reuters, July 2012

Price in mid August implies linkage of ~17%

2011 and 2012 (YTD) alumina spot implied linkage to 3 month LME aluminium has been consistently above 2010 historical linked contract levels (13.4% ABARE)

2012 spot/index has been relatively stable, despite recent aluminium price falls

Progress on transition of AWAC contracts to spot/index pricing

- by year end 2012, approx 40% of third party SGA shipments expected to be on index/spot

ALUMINA

LIMITED

Resilient Through the Cycle

1H 2012: AWAC’s continued resilience through the cycle

- EBITDA $161m despite challenging market conditions and smelter loses

- Cash from operations exceeded sustaining capex

- Continued strong gains from productivity

2H12 Outlook

- Outlook remains uncertain – focus on cash management and productivity remains

Potential catalysts for improvement

- Refinery curtailments: where prices remain below marginal cost for sustained period

- Aluminium ‘demand pull’: based on aluminium demand growth outlook

- Bauxite ‘cost push’: Indonesian situation impact on seaborne bauxite supply

- Global cost curve: AWAC low cost producer with action being taken to move further down cost curve

- AWAC transition to spot/index pricing: proportion of higher margin indexed/spot sales increasing

26 ALUMINA

LIMITED

Alumina Limited

2012 Half Year Results

John Bevan

Chief Executive Officer

Chris Thiris

Chief Financial Officer

ALUMINA

LIMITED

Appendix 1

AWAC is a Global Leader in Alumina & Bauxite

ALUMINA

LIMITED

AWAC: Global Leader in Bauxite and Alumina


San Ciprian
Ma'aden
Guinea
Point Comfort
Clarendon
Suriname
Trombetas
Sao Luis
Juruti
Kwinana
Huntly
Pinjarra
Willowdale
Wagerup
Portland
Point Henry

AWAC is a premier owner and operator of Tier 1 bauxite mines and alumina refineries globally

- Bauxite
  - World's largest bauxite miner
  - Produces approx 40m tonnes pa
  - Long life mines and leases
- Alumina
  - Largest seller to the third party alumina market
  - Produced 15.7m tonnes in FY11
  - AWAC is a low cost producer (~30th percentile) giving it strength in the industry
- Alumina Limited provides a unique ability for a pure investment in Alcoa World Alumina & Chemicals (AWAC) – a JV between Alumina Limited (40%) and Alcoa Inc (60%)

29

ALUMINA LIMITED

AWAC Bauxite Mines & Leases[1]

Active Bauxite Mines	Huntly & Willowdale Australia	MRN Brazil	Juruti Brazil	CBG Guinea	Manchester Plateau Jamaica	Suriname Mines
Ownership	AWAC 100%	AWAC 9.6%	AWAC 100%	AWAC 23%	AWAC 55%	AWAC 100%
Expiration/ renewal date of mining rights	2045	2046	Refer Note [2]	2038	2042	2033[3]
Area available to mine/exploration	7,000 square km	39,382 hectares	30,000 hectares	2,360 square km	10,761 hectares	4,286 hectares
Approx average per cent available alumina[4]	33%	49%	47%	51%	41%	45%

Other Bauxite Interests	Cape Bougainville	Mitchell Plateau	Arnhem Land	Juruti	East Trelawny	Suriname Mines	Az Zabirah
Location	Australia	Australia	Australia	Brazil	Jamaica	Suriname	Saudi Arabia (25.1% AWAC)
Area available for exploration	9,000 hectares	186,000 hectares	1,930 square km (exploration lease application)	180,000 hectares	31,400 hectares	19,063 hectares	14,700 hectares

(1) This page contains general information only in relation to AWAC's bauxite assets. For further details, refer to Alumina Limited's 2011 Form 20-F
(2) Mining rights available until exhaustion of deposit
(3) Caramacca mine rights expire in 2012
(4) The calculation of available alumina grades has not been prepared in accordance with the Australasian Code for reporting of exploration results, mineral resources and ore reserves. The amount of available alumina is based on exploration and analysis of samples performed over a period time

30

ALUMINA LIMITED

AWAC Alumina Refineries

Country	Facility	Owners (%) of ownership where not 100% AWAC)[1]	Nameplate Capacity[2] (M TPY)*	AWAC Share (M TPY)*
Australia	Kwinana Pinjarra Wagerup	AWAC	2.2 4.2 2.6	2.2 4.2 2.6
Brazil	Alumar	Rio Tinto Alcan Inc (10%) Aluminio (15%) BHP Billiton (36%) AWAC (39%)	3.5	1.4
Jamaica	Jamalco	AWAC (55%) Clarendon Alumina Production Ltd (Government of Jamaica) (45%)	1.5	0.8
Spain	San Ciprian	AWAC	1.5	1.5
Suriname	Suralco	AWAC	2.2	2.2
US	Point Comfort	AWAC	2.3	2.3
Total			20.0*	17.2*

(1) All assets owned 100% by AWAC, except for Alumar (AWAC 39%) and Jamalco (AWAC 55%)

(2) Nameplate capacity is an estimate based on design capacity and normal operating efficiencies and does not necessarily represent maximum possible production

* Before any adjustment for curtailments as per Alcoa's announcement on 5 April 2012 where it stated it would reduce its annual alumina production capacity by approximately 390,000 metric tons in the Atlantic region to align production with smelter curtailments Alcoa announced earlier this year and to reflect prevailing market conditions

31

ALUMINA LIMITED

Appendix 2

Reconciliation to Alcoa reporting

ALUMINA

LIMITED

Reconciliation of Alcoa “Net Income Attributable to Non-controlling Interests”

1H 2012 2H 2011 1H 2011 2H 2010 1H 2010

Alcoa reported Net income attributable to non-controlling interests (US GAAP)

-$12m $81m $113m $82m $56m

Accounting Adjustments (IFRS)1:

Foreign Tax Differences1 $28m ($9)m ($10)m ($42)m -

Inventory (LIFO to FIFO) $1m $3m $1m ($8)m ($2)m

Other -$1m ($2)m $1m $4m ($4)m

Adjusted amount2 $16m $73m $105m $36m $50m

Alumina Underlying Earnings (pre funding and corporate costs)3 $14m $71m $103m $38m $49m

1. The Foreign Tax differences includes AWC’s 40% of the recognition of $69m Brazil deferred tax credit adjustment

2. Net adjustments made by Alumina Limited to arrive at underlying earnings, which is not an IFRS requirement

3. Alumina’s share of net profit of associates accounted for using the equity method (before its own costs), adjusted for certain non-cash items to arrive at underlying earnings, which is not an IFRS requirement

ALUMINA

LIMITED

Appendix 3

Guidance

ALUMINA

LIMITED

2012 AWAC Guidance

Item	February 2012 Guidance	August 2012 Guidance
Production rate - alumina	Current annualised operating rate of approximately 15.9m tonnes	Current annualised operating rate of approximately 15.5m tonnes, but will be adjusted to meet demand
Production - aluminium	360,000 tonnes	360,000 tonnes
Sensitivities: +$100 LME-aluminium price per tonne[1]	approximately +$102 million profit before tax	approximately +$102 million profit before tax
Sensitivities: +1¢ in A$/US$[2]	-$19 million profit before tax	-$19 million profit before tax
Third party smelter grade alumina sales expected to be based on alumina price indices or spot[3]	Approximately 40% by end 2012	Approximately 40% by end 2012

2011 averages were LME: $2,422 per tonne; A$1 = US$1.03

[1] This sensitivity covers alumina sales that are priced as a percentage of aluminium, and aluminium sales. It also includes exposure to LME Aluminium in the pricing formula mechanisms in a number of long term contracts for the purchase of energy. It excludes alumina sales where the price is based on spot or alumina indices. Assumes keeping everything else constant

[2] AWAC's profit and asset valuation is also exposed to fluctuations in other currencies such as the Brazilian Reais and Euro. However no sensitivity is provided

[3] AWAC commenced 2012 with approximately 20% of its SGA third party sales volume based on alumina price indices or available for spot sales

35

ALUMINA LIMITED

Appendix 4

Pricing Index Comparisons

ALUMINA

LIMITED

Adjusted Spot Alumina Import Prices*

560 540 520 500 480 460 440 420 400 380 360

USD/t

—Australia (Real) —CMAAX —Import Premium

Adjusted WA spot price ‘free-on-truck’ China port

Differential, or ‘import premium’

140 130 120 110 100 90 80 70 60 50 40 30 20 10 0 -10 -20 -30

1/4/11 3/2/11 4/28/11 6/24/11 8/20/11 10/16/11 12/12/11 2/7/12 4/4/12 5/31/12 7/27/12

* Platts FOB Australia prices have been adjusted to reflect a Chinese port price.

Source: CM Group, July 2012

ALUMINA

LIMITED

Appendix 5

1H 2012 Market Data on Commodity Prices and Foreign Exchange Rates

(selected slides from those lodged with ASX on 10 July 2012)

ALUMINA

LIMITED

LME Aluminium Prices (3 month)

Majority of AWAC’s 3rd party SGA shipments are linked to 3-month LME aluminium price, though proportion is reducing

Daily LME aluminium (3 month)

US$/t $2800 $2600 $2400 $2200 $2000 $1800

31/3/11 30/6/11 30/9/11 31/12/11 31/3/12 30/6/12

Quarterly Average LME aluminium (2 month lag)

$2,391/t $2,601/t $2,577/t $2,318/t $2,106/t $2,191/t $1,989/t

1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 May/Jun

(Nov/Jan) (Feb/Apr) (May/Jul) (Aug/Oct) (Nov/Jan) (Feb/Apr) 2012

- - -Average

Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts

Source: Thomson Reuters, July 2012

ALUMINA

LIMITED

Platts Alumina Spot / Index Price

~40% of AWAC customers to be on spot or alumina price index basis by end of 2012

US$/t

$425 Approx proportion of 3rd party SGA shipments priced off spot or index basis:

$400

$375

- By end of 2011: 20%.

- Q1f 2012: 33%*

- Q2f 2012: 34%**

- Q3f 2012: 34%***

$350

$325

$300

FOB Australia

*Alcoa 4Q 2011 Results slide pack

** Alcoa Q1 2012 Results slide pack

*** Alcoa Q2 2012 Results slide pack

31/3/11 30/6/11 30/9/11 31/12/11 31/3/12 30/6/12

Average

Source: Platts, July 2012

Commodity and FX prices are based on published market prices and may not equate to actual pricing under AWAC contracts

ALUMINA LIMITED

Aluminium vs Alumina: Recent Price Movements

Spot based alumina prices have been relatively stable compared to LME aluminium price

LME aluminium (3 month) vs Platts alumina spot index

Aluminium price has been partially affected by macro economic sentiment and finance deals

115

110

105

100

95

90

85

Indexed

Alumina Platts price assessments reflect physical supply and demand dynamics and other alumina fundamentals

1/1/2012 1/2/2012 1/3/2012 1/4/2012 1/5/2012 1/6/2012

LME Aluminium 3m Platts alumina spot index

Source: LME Aluminium: Thomson Reuters July 2012. Alumina: Platts July 2012

Commodity and FX prices are based on published market prices and may not equate to actual pricing under AWAC contracts

ALUMINA LIMITED

AWAC Refinery Cost Structure

Cost of Production*

Bauxite 25%

Caustic 11%

Conversion 35%

Energy 29%

Energy Spend**

Coal 8%

Oil 47%

Gas 45%

Proportions can vary from period to period depending on a number of operating factors

Prime energy sources:

Gas: Western Australia and United States

Oil: Jamaica, Spain and Suriname

Coal: Brazil

Source: Source: * Alcoa 2Q 2011 ** Alumina 2011 Half Year Results

ALUMINA

LIMITED

Foreign Exchange

AWAC is exposed to foreign currency fluctuations

Refinery Nameplate Capacity^

Spain 9%

Brazil 8%

Jamaica 5%

Suriname 13%

USA 13%

Australia 52%

^Alumina 2011 Full Year Results

*Source: Thomson Reuters, July 2012

$1.10

$1.05

$0.95

31/3/11 30/6/11 30/9/11 31/12/11 30/3/12 30/6/12

A$/US$*

$1.50

$1.40

$1.30

$1.20

31/3/11 30/6/11 30/9/11 31/12/11 30/3/12 30/6/12

Euro/US$*

$2.10

$2.00

$1.90

$1.80

$1.70

$1.60

$1.50

31/3/11 30/6/11 30/9/11 31/12/11 30/3/12 30/6/12

US$/Real*

Average

ALUMINA LIMITED

Commodity and FX prices are based on published market prices and may not equate to actual pricing under AWAC contracts

Energy

Oil and gas prices have been weaker recently

US$/bbl Brent Crude (US$/bbl)

$130

$110

$90

31/3/11 30/6/11 30/9/11 31/12/11 31/3/12 30/6/12

Henry Hub (US$/MMBtu)

$4.70

$3.70

$2.70

$1.70

31/3/11 30/6/11 30/9/11 31/12/11 31/3/12 30/6/12

Average

Source: Thomson Reuters, July 2012

AWAC Refineries using Oil

- Spain

- Suriname

- Jamaica

Costing is based on prior month spot, inventory reflects 1-2 months’ price lag

Note: Brent Crude is used as an indicative proxy for movements in energy prices

Point Comfort refinery on Henry Hub Gas

Commodity and FX prices are based on published market prices and may not equate to actual pricing under AWAC contracts

ALUMINA LIMITED

Caustic Soda

Caustic soda prices fluctuate with chlorine demand and seasonal factors

Caustic Soda: (US$/t)

US$

500

300

Dry Short Ton. Spot average

31/3/11 30/6/11 30/9/11 31/12/11 31/3/12 30/6/12

Caustic Soda FOB US Gulf Coast

Caustic Soda FOB Northeast Asia

Source: CMAI, June 2012

AWAC pricing convention is based on spot and semi-annual reviews

AWAC inventory reflects 3-6 months’ price lag

Commodity and FX prices are based on published market prices and may not equate to actual pricing under AWAC contracts

ALUMINA LIMITED